This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant To Rule 424(b)(5)
Registration No. 333-143034
Subject to completion, dated May 16, 2007

Preliminary prospectus supplement
To prospectus dated May 16, 2007

$250,000,000
     % Senior Notes Due 2017
Guaranteed by
Swift Energy Operating, LLC

Interest on the notes is payable on           and           of each year, beginning          , 2007. The notes will mature on          , 2017. Interest will accrue from          , 2007. There is no sinking fund for the notes.

We may redeem the notes on and after          , 2012. Prior to          , 2010, we may redeem up to 35% of the notes at a price of     % with the proceeds of certain equity offerings. In addition, we may redeem the notes prior to          , 2012 at a price equal to 100% of the principal amount plus the applicable premium set forth in this prospectus supplement.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured debt and senior to any future subordinated debt that we may incur. The notes will be unconditionally guaranteed initially by our principal domestic operating subsidiary, Swift Energy Operating, LLC on a senior unsecured basis. This guarantee of the notes will rank equally in right of payment with the guarantor’s existing and future senior debt, including its indebtedness under our bank credit facility, and senior to any future subordinated debt that it may incur.

See “Risk factors” beginning on page S-12 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Proceeds, before expenses, to
	Public offering price[1]		Underwriting discount		Swift Energy Company[1]

Per Note		%		%	%
Total	$		$		$

(1)	Plus accrued interest, if any, from , 2007

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to purchasers on or about          , 2007 through The Depository Trust Company.

Joint book-running managers

JPMorgan	Credit Suisse

Co-managers

Jefferies & Company	UBS Investment Bank	Natexis Bleichroeder Inc.

BNP PARIBAS
Calyon Securities
Comerica Securities
SOCIETE GENERALE
Wells Fargo Securities

May   , 2007

We expect delivery of the notes will be made against payment therefor on or about June   , 2007, which is the   business day following the date of pricing of the notes (such settlement being referred to as “T+  ”). Under Rule 15(c)6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or during the next succeeding     business days will be required, by virtue of the fact that the notes initially will settle in T+   , to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

We and the underwriters are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted.

Prospectus supplement

S-i

Prospectus

S-ii

Forward-looking statements

Some of the information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference contain forward-looking statements. Forward-looking statements reflect our current views with respect to future events and may be identified by terms such as “believe,” “expect,” “may,” “intend,” “will,” “project,” “budget,” “should” or “anticipate” or other similar words. These statements discuss “forward-looking” information such as other anticipated capital expenditures and budgets; future cash flows and borrowings; pursuit of potential future acquisition or drilling opportunities; and sources of funding for exploration and development.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” and include:

•	volatility in oil and natural gas prices and fluctuation of prices received;

•	disruption of operations and damages due to hurricanes or tropical storms;

•	demand or market available for our oil and natural gas production;

•	production facility constraints;

•	uncertainty of drilling results, reserve estimates and reserve replacement;

•	drilling and operating risks;

•	our level of indebtedness;

•	the strength and financial results of our competitors;

•	the availability of capital on an economic basis to fund reserve replacement costs;

•	uncertainties inherent in estimating quantities of oil and natural gas reserves, projecting future rates of production and the timing of development expenditures;

•	acquisition risks;

•	unexpected substantial variances in capital requirements;

•	environmental matters; and

•	general economic conditions.

Other factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2006.

When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We will not update these forward-looking statements unless the securities laws require us to do so.

S-iii

Where you can find more information

We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may view our reports electronically at the SEC’s Internet site at http://www.sec.gov, or at our own website at http://www.swiftenergy.com.

This prospectus supplement constitutes part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. It omits some of the information contained in the registration statement, and reference is made to the registration statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus supplement concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the filed document.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement. We incorporate by reference (excluding any information furnished pursuant to Items 2.02 or 7.01 of any report on Form 8-K) the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities covered by this prospectus supplement:

•	Our annual report on Form 10-K for the year ended December 31, 2006 filed on March 1, 2007;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2007, filed on May 4, 2007; and

•	Our current report on Form 8-K filed on May 11, 2007.

You may request a copy of these filings at no cost, by writing or telephoning:

Director of Investor Relations
16825 Northchase Drive, Suite 400
Houston, Texas 77060
(281) 874-2700

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information provided in this prospectus supplement, the accompanying prospectus or incorporated by reference is accurate as of any date other than the date on the front cover of this prospectus supplement, the accompanying prospectus, or the date of the incorporated material, as applicable.

S-iv

Prospectus supplement summary

In this prospectus supplement, when we use the terms “Swift,” the “Company,” “we,” “us” or “our,” we are referring to Swift Energy Company and its subsidiaries on a consolidated basis, unless otherwise indicated or the context requires otherwise. Oil and natural gas terms used in this prospectus supplement are defined in the “Glossary” section.

The company

We are engaged in developing, exploring, acquiring, and operating oil and gas properties, with a focus on oil and natural gas reserves onshore and in the inland waters of Louisiana and Texas and onshore in New Zealand. We were founded in 1979 and are headquartered in Houston, Texas. At year-end 2006, we had estimated proved reserves of 816.8 Bcfe with a PV-10 Value of $2.7 billion. Our proved reserves at year-end 2006 were comprised of approximately 50% crude oil, 40% natural gas, and 10% NGLs; and 44% of our total proved reserves were proved developed. Our proved reserves are concentrated 64% in Louisiana, 22% in Texas, 13% in New Zealand, and 1% in other states.

We currently focus primarily on development and exploration of fields in three domestic regions and in New Zealand. The following table sets forth information regarding our 2006 year-end proved reserves of 816.8 Bcfe and production of 70.2 Bcfe by region:

	% of year-end
	2006 proved	% of 2006
Area	reserves	production

South Louisiana	53%	61%
South Texas	18%	12%
Toledo Bend	14%	6%
New Zealand	13%	19%

% of Total	98%	98%

Competitive strengths and business strategy

Our competitive strengths, together with a balanced and comprehensive business strategy, provide us with the flexibility and capability to achieve our goals. Our primary goals for the next five years are to increase proved oil and natural gas reserves at an average rate of 5% to 10% per year and to increase production at an average rate of 7% to 12% per year.

Demonstrated ability to grow reserves and production

We have grown our proved reserves from 645.8 Bcfe to 816.8 Bcfe over the five-year period ended December 31, 2006. Over the same period, our annual production has grown from 44.8 Bcfe to 70.2 Bcfe and our annual net cash provided by operations has increased from $139.9 million to $424.9 million. Our growth in reserves and production over this five-year period has resulted primarily from drilling activities and acquisitions in our four core regions. More recently, we increased our production by 18% during 2006 as compared to our hurricane affected 2005 production. During 2006, our total proved reserves increased by 7%, primarily due to acquisitions of properties in our South Louisiana region. Based on our long-term historical performance and our business strategy going forward, we believe that we have the opportunities, experience, and knowledge to grow both our reserves and production.

Balanced approach to growth

Our strategy is to increase our reserves and production through both drilling and acquisitions, shifting the balance between the two activities in response to market conditions and strategic opportunities. In general, we focus on drilling in our anchor assets and diversity properties in each of our four regions when oil and natural gas prices are strong. When prices decline and the per unit cost of acquisitions becomes more attractive, or a strategic opportunity exists, we also focus on acquisitions. We believe this balanced approach has resulted in our ability to grow in a strategically cost effective manner. Over the five-year period ended December 31, 2006, we replaced 159% of our production at an average cost of $2.76 per Mcfe. More recently, we replaced 178% of our 2006 production at an average cost of $4.29 per Mcfe. For 2007, we are targeting total production to increase 7% to 10% and proved reserves to increase 4% to 6% over 2006 levels.

Our 2007 capital expenditures are currently budgeted at $350 million to $400 million, net of minor non-core dispositions and excluding any property acquisitions.

Concentrated focus on regions with operational control

The concentration of our operations in four regions allows us to leverage our drilling unit and workforce synergies while minimizing the continued escalation of drilling and completion costs. Our average lease operating costs, excluding taxes, were $0.89, $0.79, and $0.71 per Mcfe in 2006, 2005, and 2004, respectively. Each of our four regions includes at least one anchor asset and several diversity properties that are targeted for future growth. This concentration allows us to utilize the experience and knowledge we gain in these areas to continually improve our operations and guide us in developing our future activities and in operating similar type assets. For example, in our South Louisiana region, we will apply the experience we have gained in Lake Washington to our Bay de Chene and Cote Blanche Island properties acquired at the end of 2004, which are also situated around salt domes. The value of this concentration is enhanced by our operational control of 94% of our proved oil and natural gas reserves base as of December 31, 2006. Retaining operational control allows us to more effectively manage production, control operating costs, allocate capital, and time field development.

Develop under-exploited properties

We are focused on applying advanced technologies and recovery methods to areas with known hydrocarbon resources to optimize our exploration and exploitation of such properties as illustrated in our four regions. For instance, the Lake Washington field was discovered in the 1930s. We acquired our properties in this area for $30.5 million in 2001. Since that time, we have increased our average daily net production from less than 700 BOE to 18,700 BOE for the quarter ended December 31, 2006. We have also increased our proved reserves in the area from 7.7 million BOE, or 46.2 Bcfe, to approximately 40.3 million BOE or 241.9 Bcfe, as of December 31, 2006. Additionally, on our original 100,000 acre New Zealand permit, only two wells had been drilled at the time that we acquired our interest in 1999 and since that time we have drilled 50 wells in New Zealand. When we first acquired our interests in AWP Olmos, Brookeland, and Masters Creek, these areas also had significant additional development potential. Our properties in the Bay de Chene and Cote Blanche Island fields hold mainly proved undeveloped reserves and we began our initial development activities of these properties in 2006. We intend to continue acquiring large acreage positions where we can grow production by applying advanced technologies and recovery methods using our experience and knowledge developed in our four regions.

Maintain financial flexibility and disciplined capital structure

We believe that we practice a disciplined approach to financial management and have historically maintained a disciplined capital structure to provide us with the ability to execute our business plan. As of December 31, 2006, our debt to capitalization was approximately 32%, while our debt to proved reserves ratio was $0.47 per Mcfe, and our debt to PV-10 ratio was 14%. We intend to maintain a capital structure that provides financial flexibility through the prudent use of capital, aligning our capital expenditures to our cash flows, and maintaining a strategic hedging program. We believe the combination of hedging with collars, floors, forward sales, and the sale of our New Zealand natural gas production under long-term, fixed-price contracts will provide for a more stable cash flow for the periods covered.

Experienced technical team

We employ over 60 oil and gas professionals, including geophysicists, petrophysicists, geologists, petroleum engineers, and production and reservoir engineers, who have an average of approximately 24 years of experience in their technical fields and have been employed by us for an average of over five years. In addition, we engage experienced and qualified consultants to perform various comprehensive seismic acquisitions, processing, reprocessing, interpretation, and other related services. We continually apply our extensive in-house experience and current technologies to benefit our drilling and production operations.

We increasingly use seismic technology to enhance the results of our drilling and production efforts, including two and three-dimensional seismic acquisition, pre-stack image enhancement reprocessing, amplitude versus offset datasets, coherency cubes, and detailed field reservoir depletion planning. In 2004, we completed our 3-D seismic survey covering our Lake Washington area. In 2006, we utilized this seismic data to drill all of our exploratory and development wells. In 2005, we began a seismic program that encompasses 77 square miles in our Cote Blanche Island area, which was completed in 2006 and analysis of this data will continue into 2007. We now have seismic data covering 4,000 square miles in South Louisiana that has been merged into two data sets, inclusive of data covering five newly acquired fields that will form the base dataset for our regional exploration and development program. This data will be analyzed over the next several years feeding our acquisition and organic growth led strategies. In New Zealand, we also acquired seismic on our offshore Kaheru exploration permit in 2006.

We use various recovery techniques, including gas lift, water flooding, and acid treatments to enhance crude oil and natural gas production. We also fracture reservoir rock through the injection of high-pressure fluid, install gravel packs, and insert coiled-tubing velocity strings to enhance and maintain production. We believe that the application of fracturing and coiled-tubing technology has resulted in significant increases in production and decreases in completion and operating costs, particularly in our AWP Olmos area.

We also employ measurement-while-drilling techniques extensively in our South Louisiana region, which allows us to guide the drill bit during the drilling process. This technology allows the well bore path to be steered parallel to the salt face and to intersect multiple targeted sands in a single well bore.

Recent developments

During the first quarter of 2007, we continued to see our revenues increase due to our increased levels of domestic production and strong commodity prices. Our domestic production increase is a result of our continued drilling success in our South Louisiana region along with production from the five new fields we acquired in that region in October 2006. We began 2007 with another exploration discovery in our South Louisiana region. The Faria prospect tested over 17 MMcfe/d from two zones in the Bay de Chene field and is another success achieved through our technology led strategy. We have built an expansive exploration and development inventory that we will exploit throughout the remainder of 2007 and over the next several years.

Our domestic results for the first quarter of 2007 are offset by decreased production in New Zealand due to natural declines and no drilling activity by us in this region. After a regular review of all our operating regions, we have decided to begin a review of strategic alternatives for our New Zealand operating unit, which may include an outright sale or merger of some or all of the properties and facilities, entry into joint ventures or reshaping of long-term operational strategy there.

The offering

Issuer	Swift Energy Company

Notes offered	$250 million aggregate principal amount of % senior notes.

Maturity	,2017

Interest	% per annum, payable and of each year, commencing , 2007.

Optional redemption	On or after , 2012, we may redeem some or all of the notes at any time at the prices listed under the heading “Description of the notes—Optional redemption.”

Before , 2010, we may redeem up to 35% of the aggregate principal amount of the notes originally issued with the proceeds from certain equity offerings. In addition, we may redeem some or all of the notes prior to , 2012 at a price equal to 100% of the principal amount plus the applicable premium as described under the heading “Description of the notes—Optional redemption.”

Change of control	If a change of control of Swift occurs, we must offer to repurchase the notes at a purchase price of 101% of their face amount, plus accrued interest to the date we repurchase the notes.

Subsidiary guaranty	Initially, Swift Energy Operating, LLC, our principal domestic operating subsidiary, will guarantee the notes. In the future, if any of our other domestic subsidiaries incurs debt, issues preferred stock or guarantees any of our debt, that subsidiary may be required to guarantee the notes.

Ranking	The notes:

• are senior unsecured obligations;

• will rank equally in right of payment with all our existing and future unsecured senior indebtedness;

• will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, including indebtedness under our bank credit facility, and to all liabilities of our subsidiaries that are not subsidiary guarantors; and

• will rank senior to all of our existing and future subordinated indebtedness.

The guarantee of Swift Energy Operating, LLC will rank equally in right of payment with all of its existing and future senior indebtedness, including its indebtedness under our bank credit facility.

Covenants	We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict our ability and the ability of our subsidiaries to:

• incur additional debt or issue preferred stock;

• create liens;

• pay dividends or make other restricted payments;

• make investments;

• transfer or sell assets;

• enter into transactions with affiliates;

• incur dividend or other payment restrictions affecting subsidiaries; or

• consolidate, merge or transfer all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications, which are described under the captions “Description of the notes—Certain covenants” and “—Merger, consolidation and sale of substantially all assets.”

The indenture allows termination of many of the covenants discussed above if in the future the notes are rated investment grade by both Moody’s and S&P and no default has occurred and is continuing under the indenture. See “Description of the notes—Covenant termination.”

Use of proceeds	We will receive net proceeds from this offering of approximately $245.5 million. We intend to use the net proceeds to redeem all of our $200 million 9 3/8% senior subordinated notes due 2012, and pay related fees and expenses, with the remainder to repay indebtedness under our bank credit facility, and for general corporate purposes.

Risk factors

See “Risk factors” beginning on page S-12 of this prospectus supplement for a discussion of certain factors that you should carefully consider before investing in the notes.

Summary consolidated financial data

The summary historical consolidated financial data set forth below as of and for each of the three years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements. The summary consolidated financial data as of and for each of the three months ended March 31, 2006 and 2007 has been derived from our unaudited consolidated financial statements. The summary consolidated financial data are qualified in their entirety by and should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our annual report on Form 10-K for the year ended December 31, 2006, and our quarterly report on Form 10-Q for the quarter ended March 31, 2007, both of which are incorporated by reference into this prospectus supplement.

	Year ended December 31,			Three months ended March 31,
(In thousands, except ratios)	2004	2005	2006	2006	2007

Income Statement Data
Revenues:
Oil and gas sales	$311,285	$423,766	$601,551	$134,953	$141,029
Price-risk management and other, net	(1,008)	(540)	13,890	1,216	64

	310,277	423,226	615,441	136,169	141,093

Costs and Expenses:
General and administrative, net	17,788	22,176	31,316	7,687	8,529
Depreciation, depletion, and amortization	81,581	107,478	169,296	35,406	47,647
Accretion of asset retirement obligation	674	761	1,034	292	386
Lease operating cost	41,214	47,322	62,475	14,394	18,304
Severance and other taxes	30,401	42,177	65,452	14,754	16,748
Interest expense, net	27,643	24,873	23,582	5,861	6,745
Debt retirement cost	9,536	–	–	–	–

	208,837	244,787	353,155	78,394	98,359

Income Before Income Taxes	101,440	178,439	262,286	57,775	42,734
Provision for Income Taxes	32,989	62,661	100,721	20,460	15,146

Net Income	$68,451	$115,778	$161,565	$37,315	$27,588

Other Financial Data
EBITDA[1]	$211,338	$311,551	$456,198	$99,334	$97,512
Net cash provided by operating activities	182,583	285,333	424,921	83,900	85,967
Capital expenditures including acquisitions	198,291	264,475	557,492	77,963	113,374
Ratio of earnings to fixed charges[2]	3.8x	6.3x	8.6x	7.9x	5.3x
Ratio of EBITDA to cash interest1 3	6.5x	9.8x	14.3x	16.9x	13.9x

	Year ended December 31,			Three months ended March 31,
(In thousands, except ratios)	2004	2005	2006	2006	2007

Balance Sheet Data (at end of Period)
Working capital (deficit)	$(14,232)	$16,634	$(53,402)	$49,089	$(27,658)
Total assets	990,573	1,204,413	1,585,682	1,304,905	1,640,694
Total debt	357,500	350,000	381,400	350,000	414,000
Stockholders’ equity	474,172	607,318	797,917	650,162	828,961

(1)	EBITDA represents income before interest expense, income tax, depreciation, depletion, amortization and accretion of asset retirement obligation. We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt. We believe EBITDA assists such investors in comparing a company’s performance on a consistent basis without regard to depreciation, depletion and amortization, which can vary significantly depending upon accounting methods or nonoperating factors such as historical cost. EBITDA is not a calculation based on GAAP and should not be considered an alternative to net income in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies. EBITDA amounts may not be fully available for management’s discretionary use, due to certain requirements to conserve funds for capital expenditures, debt service and other commitments. The definition of EBITDA stated herein differs from the definition of EBITDA applicable to the covenants for the notes, in that the notes definition makes certain exclusions to net income, some of which would reduce EBITDA. See “Description of the notes—Certain definitions—Consolidated net income” and “—EBITDA.”

EBITDA is not intended to represent net income as defined by GAAP and such information should not be considered as an alternative to net income, cash flow from operations or any other measure of performance prescribed by GAAP in the United States. The following table reconciles net income to EBITDA for the periods presented:

	Year ended December 31,			Three months ended March 31,
(in thousands)	2004	2005	2006	2006	2007

Net Income	$68,451	$115,778	$161,565	$37,315	$27,588
Depreciation, depletion and amortization	81,581	107,478	169,296	35,406	47,647
Accretion of asset retirement obligation	674	761	1,034	292	386
Interest expense	27,643	24,873	23,582	5,861	6,745
Provision for income taxes	32,989	62,661	100,721	20,460	15,146
EBITDA	211,338	311,551	456,198	99,334	97,512

(2)	For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represent income before income taxes from continuing operations before fixed charges.

(3)	Cash interest is defined as the total amount of interest paid on our obligations, prior to any allowed capitalized amount.

Summary reserves and production data

The following tables summarize our estimates of our proved oil and natural gas reserves, and additional production and operating data as of and for the periods presented. Our proved reserve estimates were audited by H.J. Gruy and Associates, Inc., independent petroleum consultants. Gruy’s audit included examination, on a test basis, of the evidence supporting our reserves and was based upon review of production histories and other geological, economic, and engineering data provided by us.

	Year ended December 31,
	2004	2005	2006

Estimated Proved Oil and Natural Gas Reserves
Natural gas reserves (MMcf):
Proved developed	193,311	152,001	151,276
Proved undeveloped	124,935	135,472	172,855

Total	318,246	287,473	324,131

Oil reserves (MBbl):
Proved developed	42,038	37,990	34,956
Proved undeveloped	38,229	41,063	47,163

Total	80,267	79,053	82,119

Total Estimated Reserves (Bcfe)	800	762	817

Estimated Discounted Present Value of Proved Reserves (In millions)
Proved developed	$1,182	$1,721	$1,382
Proved undeveloped	839	1,450	1,326

PV-10 Value	$2,021	$3,171	$2,708

Standardized measure of discounted future net cash flows to proved oil and gas reserves[1]	$1,465	$2,159	$1,869

Prices used in calculating end of year reserves[2]:
Oil (per (Bbl)	$41.07	$60.12	$60.41
Natural Gas (per Mcf)	$5.16	$8.94	$5.46
NGL (per Bbl)	$25.48	$31.40	$30.93
Other reserves data:
Three-year reserve replacement cost (Mcfe)[3]	$1.54	$3.16	$5.15
Three-year reserve replacement rate[4]	196%	107%	98%
Crude oil and NGLs as percent of total proved reserves	60%	62%	60%
Proved developed reserves as a percent of total proved reserves	56%	50%	44%

	Year ended December 31,			Three months ended March 31
	2004	2005	2006	2006	2007

Net sales volume:
Oil (per MBbl)	4,722	5,159	7,190	1,611	1,836
Natural gas (MMcf)	23,742	23,609	22,788	6,007	5,418
NGL (per MBbl)	1,040	838	713	152	180
Total production (MMcfe)	58,319	59,590	70,205	16,587	17,511
Weighted average sales prices:
Oil (per Bbl)	$40.24	$53.63	$64.47	$60.83	$58.07
Natural gas (per Mcf)	$4.12	$5.23	$5.05	$5.38	$5.14
NGL (per Bbl)	$22.52	$28.04	$32.15	$30.34	$36.48
Selected data (per Mcfe):
Lease operating costs	$0.71	$0.79	$0.89	$0.87	$1.05
Severance and other taxes	$0.52	$0.71	$0.93	$0.89	$0.96
Depreciation, depletion and amortization	$1.40	$1.80	$2.41	$2.13	$2.72
General and administrative, net of reimbursement	$0.30	$0.37	$0.45	$0.46	$0.49

(1)	The closest GAAP measure to PV-10, a non-GAAP measure, is the standardized measure of discounted future net cash flows. We believe PV-10 is a helpful measure in evaluating the value of our oil and gas reserves and many securities analysts and investors use PV-10. We use PV-10 in our ceiling test computations, and we also compare PV-10 against our debt balances. The following table is a reconciliation between PV-10 and the standardized measure of discounted future net cash flows.

As of
December 31,
2004
(In millions)

PV-10 value	$2,021

Future income taxes (discounted at 10%)	(533)
Asset retirement obligations (discounted at 10%)	(23)

Standardized measure of discounted future net cash flows relating to oil and gas reserves	$1,465

As of
December 31,
2005
(In millions)

PV-10 value	$3,171

Future income taxes (discounted at 10%)	(984)
Asset retirement obligations (discounted at 10%)	(27)

Standardized measure of discounted future net cash flows relating to oil and gas reserves	$2,159

As of
December 31,
2006
(In millions)

PV-10 value	$2,708

Future income taxes (discounted at 10%)	(800)
Asset retirement obligations (discounted at 10%)	(39)

Standardized measure of discounted future net cash flows relating to oil and gas reserves	$1,869

(2)	Represents the total weighted average year-end prices for all our reserves, both domestically and in New Zealand.

(3)	Calculated for a three-year period ending with the year presented by dividing total acquisition, exploration and development costs, excluding future development costs, during such period by net proved reserves added during the period.

(4)	Calculated for a three-year period ending with the year presented by dividing the increase in net proved reserves by the production quantities for such period.

Risk factors

Investing in the notes involves risks. Before purchasing any notes we offer, you should carefully consider the risk factors regarding our business, indebtedness and the notes as described below. Additional risk factors are incorporated by reference in this prospectus supplement from Item 1.A., captioned “Risk Factors,” of our annual report on Form 10-K for the year ended December 31, 2006.

Risks related to our business

Our oil and gas exploration and production business involves high risks and we may suffer uninsured losses.

These risks include blowouts, explosions, adverse weather effects and pollution and other environmental damage, any of which could result in substantial losses to the Company due to injury or loss of life, damage to or destruction of wells, production facilities or other property, clean-up responsibilities, regulatory investigations and penalties and suspension of operations. Increased hurricane activity in 2004 and 2005 resulted in production curtailments and physical damage to the Company’s Gulf Coast operations. Although the Company currently maintains insurance coverage that it considers reasonable and that is similar to that maintained by comparable companies in the oil and gas industry, it is not fully insured against certain of these risks, either because such insurance is not available or because of the high premium costs and deductibles associated with obtaining such insurance.

Oil and natural gas prices are volatile. A substantial decrease in oil and natural gas prices would adversely affect our financial results.

Our future revenues, net income, cash flow, and the value of our oil and natural gas properties depend primarily upon market prices for oil and natural gas. Oil and natural gas prices historically have been volatile and will likely continue to be volatile in the future. The recent record high oil and natural gas prices may not continue and could drop precipitously in a short period of time. The prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, worldwide economic conditions, weather conditions, currency exchange rates, and political conditions in major oil producing regions, especially the Middle East. A significant decrease in price levels for an extended period would negatively affect us in several ways:

•	our cash flow would be reduced, decreasing funds available for capital expenditures employed to increase production or replace reserves;

•	certain reserves would no longer be economic to produce, leading to both lower cash flow and proved reserves;

•	our lenders could reduce the borrowing base under our bank credit facility because of lower oil and natural gas reserves values, reducing our liquidity and possibly requiring mandatory loan repayments; and

•	access to other sources of capital, such as equity or long term debt markets, could be severely limited or unavailable in a low price environment.

Consequently, our revenues and profitability would suffer.

Our level of debt could reduce our financial flexibility, and we currently have the ability to incur substantially more debt, including secured debt.

As of March 31, 2007, our total debt comprised approximately 33% of our total capitalization. Although our bank credit facility and indentures limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness, we will be permitted to incur significant additional indebtedness, including secured indebtedness, in the future if specified conditions are satisfied. All borrowings under our bank credit facility are effectively senior to our outstanding 7 5/8% senior notes and senior notes being offered hereby to the extent of the value of the collateral securing those borrowings. Our level of indebtedness could negatively affect us in several ways:

•	require us to dedicate a substantial portion of our cash flow to the payment of interest;

•	subject us to a higher financial risk in an economic downturn due to substantial debt service costs;

•	limit our ability to obtain financing or raise equity capital in the future; and

•	place us at a competitive disadvantage to the extent that we are more highly leveraged than some of our peers.

Higher levels of indebtedness would increase these risks.

Our significant indebtedness could limit our ability to successfully operate our business.

We are leveraged and our exploration and development program will require substantial ongoing capital resources, depending on the level of drilling and the cost of services. Our existing operations will also require ongoing capital expenditures. In addition, if we decide to pursue additional acquisitions, our capital expenditures will increase both to complete such acquisitions and to explore and develop any newly acquired properties.

The degree to which we are leveraged could have other important consequences, including the following:

•	We may be required to dedicate a substantial portion of our cash flows from operations to the payment of our indebtedness, reducing the funds available for our operations;

•	A portion of our borrowings are at variable rates of interest, making us vulnerable to increases in interest rates;

•	We may be more highly leveraged than some of our competitors, which could place us at a competitive disadvantage;

•	Our degree of leverage may make us more vulnerable to a downturn in our business or the general economy;

•	The terms of our existing credit arrangements contain numerous financial and other restrictive covenants;

•	Our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	We may have difficulties borrowing money in the future.

Estimates of proved reserves are uncertain, and revenues from production may vary significantly from expectations.

The quantities and values of our proved reserves incorporated by reference in this prospectus supplement are only estimates and subject to numerous uncertainties. Estimates by other engineers might differ materially. The accuracy of any reserves estimate is a function of the quality of available data and of engineering and geological interpretation. These estimates depend on assumptions regarding quantities and production rates of recoverable oil and natural gas reserves, future prices for oil and natural gas, timing and amounts of development expenditures and operating expenses, all of which will vary from those assumed in our estimates. These variances may be significant.

Any significant variance from the assumptions used could result in the actual amounts of oil and natural gas ultimately recovered and future net cash flows being materially different from the estimates in our reserves reports. In addition, results of drilling, testing, production, and changes in prices after the date of the estimates of our reserves may result in substantial downward revisions. These estimates may not accurately predict the present value of net cash flows from our oil and natural gas reserves.

At December 31, 2006, approximately 56% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. The reserves data assumes that we can and will make these expenditures and conduct these operations successfully, which may not occur.

If we cannot replace our reserves, our revenues and financial condition will suffer.

Unless we successfully replace our reserves, our long- term production will decline, which could result in lower revenues and cash flow. When oil and natural gas prices decrease, our cash flow decreases, resulting in less available cash to drill and replace our reserves and an increased need to draw on our bank credit facility. Even if we have the capital to drill, unsuccessful wells can hurt our efforts to replace reserves. Additionally, lower oil and natural gas prices can have the effect of lowering our reserves estimates and the number of economically viable prospects that we have to drill.

Drilling wells is speculative and capital intensive.

Developing and exploring properties for oil and natural gas requires significant capital expenditures and involves a high degree of financial risk, including the risk that no commercially productive oil or gas reservoirs will be encountered. The budgeted costs of drilling, completing, and operating wells are often exceeded and can increase significantly when drilling costs rise. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages, and mechanical difficulties. Moreover, the successful drilling or completion of an oil or gas well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition, or results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	hurricanes or tropical storms;

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas, or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

Any of these risks could adversely affect our ability to conduct operations or result in substantial losses. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect our financial condition.

We have incurred a write-down of the carrying values of our properties in the past and could incur additional write-downs in the future.

Under the full cost method of accounting, SEC accounting rules require that on a quarterly basis we review the carrying value of our oil and gas properties on a country-by-country basis for possible write-down or impairment. Under these rules, capitalized costs of proved reserves may not exceed a ceiling calculated as the present value of estimated future net revenues from those proved reserves, determined using a 10% per year discount and unescalated prices in effect as of the end of each fiscal quarter. Capital costs in excess of the ceiling must be permanently written down.

Substantial acquisitions or other transactions could require significant external capital and could change our risk and property profile.

To finance acquisitions, we may need to substantially alter or increase our capitalization through the use of our bank credit facility, the issuance of debt or equity securities, the sale of production payments, or by other means. These changes in capitalization may significantly affect our risk profile. Additionally, significant acquisitions or other transactions can change the character of our operations and business. The character of the new properties may be substantially different in operating or geological characteristics or geographic location than our existing properties. Furthermore, we may not be able to obtain external funding for any such acquisitions or other transactions or to obtain external funding on terms acceptable to us.

Reserves on acquired properties may not meet our expectations, and we may be unable to identify liabilities associated with acquired properties or obtain protection from sellers against associated liabilities.

Property acquisition decisions are based on various assumptions and subjective judgments that are speculative. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately a property’s production and profitability. In addition, we may have difficulty integrating future acquisitions into our operations, and they may not achieve our desired profitability objectives. Likewise, as is customary in the industry, we generally acquire oil and gas acreage without any warranty of title except through the transferor. In many instances, title opinions are not obtained if, in our judgment, it would be uneconomical or impractical to do so. Losses may result from title defects or from defects in the assignment of leasehold rights. While our current operations are primarily in Louisiana, Texas, and New Zealand, we may pursue acquisitions of properties located in other geographic areas, which would decrease our geographical concentration, and could also be in areas in which we have no or limited experience.

In addition, our assessment of acquired properties may not reveal all existing or potential problems or liabilities, nor will it permit us to become familiar enough with the properties to assess fully their capabilities and deficiencies. In the course of our due diligence, we may not inspect every well, platform, or pipeline. Inspections may not reveal structural and environmental problems, such as pipeline corrosion or groundwater contamination. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of acquired properties in addition to the risk that the properties may not perform in accordance with our expectations.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.

There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities, if at all, to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects, or producing fields will be applicable to our drilling prospects. In addition, a variety of factors, including geological and market-related, can cause a well to become uneconomical or only marginally economical. For example, if oil and natural gas prices are much lower after we complete a well than when we identified it as a prospect, the completed well may not yield commercially viable quantities.

In many instances, title opinions on our oil and gas acreage are not obtained if in our judgment it would be uneconomical or impractical to do so.

As is customary in the industry, we generally acquire oil and gas acreage without any warranty of title except as to claims made by, through, or under the transferor. Although we have title to developed acreage examined prior to acquisition in those cases in which the economic significance of the acreage justifies the cost, there can be no assurance that losses will not result from title defects or from defects in the assignment of leasehold rights.

Our use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases and expose us to risk of financial loss.

We enter into hedging transactions for our oil and natural gas production to reduce exposure to fluctuations in the price of oil and natural gas, primarily to protect against declines in prices. Our hedges at year-end 2006 and at March 31, 2007 consisted of natural gas price floors. Our hedging transactions have also historically consisted of financially settled crude oil and natural gas forward sales contracts with major financial institutions as well as crude oil price floors. We intend to continue to enter into these types of hedging transactions in the foreseeable future. Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than expected, the other party to the contract defaults on its obligations, or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. Hedging transactions other than floors may limit the benefit we would have otherwise received from increases in the price for oil and natural gas. Additionally, hedging transactions other than floors may expose us to cash margin requirements.

We may have difficulty competing for oil and gas properties or supplies.

We operate in a highly competitive environment, competing with major integrated and independent energy companies for desirable oil and gas properties, as well as for the equipment, labor, and materials required to develop and operate such properties. Many of these competitors have financial and technological resources substantially greater than ours. The market for oil and gas properties is highly competitive and we may lack technological information or expertise available to other bidders. We may incur higher costs or be unable to acquire and develop desirable properties at costs we consider reasonable because of this competition.

Our business depends on oil and natural gas transportation facilities, some of which are owned by others.

The marketability of our oil and natural gas production depends in part on the availability, proximity, and capacity of pipeline systems owned by third parties. The unavailability of or lack of available capacity on these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Although we have some contractual control over the transportation of our product, material changes in these business relationships could materially affect our operations. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas.

Governmental laws and regulations are costly and stringent, especially those relating to environmental protection.

Our domestic exploration, production, and marketing operations are subject to complex and stringent federal, state, and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection. These laws and regulations affect the costs, manner, and feasibility of our operations and require us to make significant expenditures in our efforts to comply. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial obligations, and the issuance of injunctions that could limit or prohibit our operations. In addition, some of these laws and regulations may impose joint and several, strict liability for contamination resulting from spills, discharges, and releases of substances, including petroleum hydrocarbons and other wastes, without regard to fault or the legality of the original conduct. Under such laws and regulations, we could be required to remove or remediate previously disposed substances and property contamination, including wastes disposed or released by prior owners or operations. Changes in or additions to environmental laws and regulations occur frequently, and any changes or additions that result in more stringent and costly waste handling, storage, transport, disposal, or cleanup requirements could have a material adverse effect our operations and financial position.

Our operations outside of the United States could also be subject to similar foreign governmental controls and restrictions pertaining to protection of human health and the environment. These controls and restrictions may include the need to acquire permits, prohibitions on drilling in certain environmentally sensitive areas, performance of investigatory or remedial actions for any releases of petroleum hydrocarbons or other wastes caused by us or prior owners or operators, closure, and restoration of facility sites, and payment of penalties for violations of applicable laws and regulations.

We are exposed to the risk of fluctuations in foreign currencies, primarily the New Zealand dollar.

Fluctuations in rates between the New Zealand dollar and U.S. dollar impact our financial results from our New Zealand subsidiaries since we have receivables, liabilities, and natural gas and NGL sales contracts denominated in New Zealand dollars. New Zealand income taxes are also computed in New Zealand dollars. We do not hedge against the risks associated with fluctuations in exchange rates. Although we may use hedging techniques in the future, we may not be able to eliminate or reduce the effects of currency fluctuations. As a result, exchange rate fluctuations could have an adverse impact on our operating results.

Risks related to our indebtedness and the notes

As a holding company, our only source of cash is distributions from our subsidiaries.

We are a holding company with no operations of our own and we conduct all of our business through our subsidiaries. We are wholly dependent on the cash flow of our subsidiaries and dividends and distributions to us from our subsidiaries in order to service our current indebtedness, including the notes, and any of our future obligations. Our subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor. The ability of our subsidiaries to pay such dividends and distributions will be subject to, among other things, statutory or contractual restrictions. We cannot assure you that our subsidiaries will generate cash flow sufficient to pay dividends or distributions to us in order to pay interest or other payments on the notes.

Holders of the notes will be effectively subordinated to all of our subsidiaries’ indebtedness.

Initially, Swift Energy Operating, LLC is required to guarantee the notes offered by this prospectus supplement. Initially, none of our other subsidiaries will be required to guarantee the notes. In addition, we may not be able to designate one or more subsidiaries in the future as unrestricted subsidiaries, which would not be required to guarantee the notes. As a result, holders of the notes will be effectively subordinated to the indebtedness and other liabilities of these subsidiaries, including trade creditors. Therefore, in the event of the insolvency or liquidation of a non-guarantor subsidiary, following payment by that subsidiary of its liabilities, such subsidiary may not have sufficient remaining assets to make payments to us as a shareholder or otherwise. In the event of a default by any such subsidiary under any credit arrangement or other indebtedness, its creditors could accelerate such debt, prior to such subsidiary distributing amounts to us that we could have used to make payments on the notes.

The notes and the guarantee are not secured by our assets and are effectively subordinated to all of our secured indebtedness to the extent of the value of assets securing such indebtedness.

The notes and the guarantee will be our general unsecured obligations and will be effectively subordinated in right of payment to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness. If we become insolvent or are liquidated, our assets that serve as collateral under our secured indebtedness would be made available to satisfy our obligations under any secured debt before any payments are made on the notes. Our obligations under our bank credit facility are secured by substantially all of our domestic assets and a majority of the capital stock of our New Zealand operating subsidiaries. As of March 31, 2007, after giving effect to this offering and the application of the net proceeds thereof, we would have had $27.9 million of indebtedness outstanding under our bank credit facility with the ability to borrow up to an additional $222.1 million, excluding letters of credit, under the facility. See “Description of the notes—Certain covenants—Limitation on indebtedness.”

If we experience a change of control, we may be unable to repurchase the notes as required under the indenture.

In the event of a change of control, you will have the right to require us, subject to various conditions, to repurchase the notes. We may not have sufficient financial resources to pay the repurchase price for the notes, or may be prohibited from doing so under our bank credit facility or other debt agreements.

If a change of control occurs and we are prohibited from repurchasing the notes, our failure to do so would constitute a default under the indenture, which in turn is likely to be a default under our bank credit facility and our outstanding senior subordinated notes.

A guarantee could be voided if the guarantor fraudulently transferred the guarantee at the time it incurred the indebtedness, which could result in the noteholders being able to rely on only us to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

On the basis of historical financial information, recent operating history and other factors, we believe that the subsidiary guarantees are being incurred for proper purposes and in good faith and that each subsidiary guarantor, after giving effect to its guarantee of the notes, will not be insolvent, have unreasonably small capital for the business in which it is engaged or have incurred debts beyond its ability to pay those debts as they mature. We cannot be certain, however, that a court would agree with our conclusions in this regard.

You may find it difficult to sell your notes.

The notes will constitute a new issue of securities with no established public market. Although the underwriters have indicated that they intend to make a market in the notes, they are not obligated to do so and any of their market making activities may be terminated or limited at any time. In addition, although we have registered the offer and sale of the notes under the Securities Act of 1933, there can be no assurance as to the liquidity of markets that may develop for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects. An active market for the notes may not develop or, if developed, may not continue. In the absence of an active trading market, you may not be able to transfer the notes within the time or at the price you desire.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges:

						Three months
						ended
	Year ended December 31,					March 31,
	2002	2003	2004	2005	2006	2007

Ratio of earnings to fixed charges	1.4x	2.3x	3.8x	6.3x	8.6x	5.3x

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represent income before income taxes from continuing operations before fixed charges.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $245.5 million, after deducting underwriting commissions and discounts and expenses of the offering. We will use the net proceeds of the offering to redeem all of our $200 million 9 3/8% Senior Subordinated Notes Due 2012, and pay related fees and expenses, with the remainder to repay indebtedness under our bank credit facility and for general corporate purposes.

At March 31, 2007, the outstanding balance under our bank credit facility was $64.0 million, excluding letters of credit, with an average interest rate of 8.25%, and we had $436 million, excluding letters of credit, of borrowing capacity available. Our bank credit facility matures on October 3, 2011.

Capitalization

The following table sets forth our cash and capitalization as of March 31, 2007 on a historical basis and as adjusted to give effect to this offering and the application of the estimated net proceeds.

	As of March 31, 2007
(In thousands)	Historical	As Adjusted[1]

Cash and cash equivalents	$2,963	$2,963

Debt
Bank borrowings[2]	64,000	27,876
9 3/8% senior subordinated notes due 2012	200,000	—
7 5/8% senior notes due 2011	150,000	150,000
Senior notes offered hereby	—	250,000

Total debt	414,000	427,876

Total stockholders’ equity	828,961	820,858
Total capitalization	$1,242,961	$1,248,734

(1)	Assumes the redemption of all $200 million aggregate principal amount of our 9 3/8% senior subordinated notes due 2012.

(2)	As of May 15, 2007, the cash balance and drawings under our credit facility were $3.8 million and $88.3 million, respectively.

Description of existing indebtedness

Bank credit facility

Our $500.0 million credit facility with a ten bank syndicate, which is scheduled to mature on October 3, 2011, is secured by substantially all of our domestic oil and gas properties and 65% of the capital stock of our New Zealand operating subsidiaries.

The amount available for borrowing under our current bank credit facility is subject to a borrowing base determination that is re-calculated at least every six months. Effective May 1, 2007, our borrowing base was increased to $350 million from its prior level of $250 million. The commitment amount was retained at $250 million. Under the terms of our credit facility, we can increase this commitment amount up to the total amount of the borrowing base at our discretion. At December 31, 2006 and March 31, 2007, we had $31.4 million and $64.0 million, respectively, in outstanding borrowings under our credit facility.

The interest rate is either the lead bank’s base rate, 8.25% at March 31, 2007, or LIBOR plus the applicable margin, depending on the level of outstanding debt. The applicable margin is based on the ratio of the outstanding balance to the last calculated borrowing base.

The terms of our credit facility include, among other restrictions, a limitation on the level of cash dividends of $15 million in any fiscal year, requirements to maintain certain minimum financial ratios, including working capital and debt and equity ratios, and limitations on incurring other debt or repurchasing our 7 5/8% senior notes due 2011. Since inception, no cash dividends have been declared on our common stock. Our credit facility limits our repurchase of shares of common stock to an aggregate of $50.0 million. In addition, our credit facility contains certain covenants that limit, among other things, our ability to:

•	incur debt;

•	dispose of property and assets;

•	enter into consolidation or merger transactions;

•	enter into certain contracts or leases; and

•	expand into other lines of business.

For all periods presented in this prospectus supplement, we were in compliance in all material respects with the provisions of our credit facility. For a detailed description of this credit facility, see the credit agreement which is attached as Exhibit 10.2 of our quarterly report on Form 10-Q for the quarter ended June 30, 2004. The first, second and third amendments are attached as Exhibit 10.17 to our quarterly report on Form 10-Q for the quarter ended September 30, 2005, Exhibit 10.23 to our annual report on Form 10-K for the year ended December 31, 2005, and Exhibit 10.1 to our quarterly report on Form 10-Q for the quarter ended September 30, 2006, respectively.

Senior subordinated notes due 2012

On April 11, 2002, we issued $200.0 million aggregate principal amount of 9 3/8% senior subordinated notes due May 1, 2012. Payments of principal, interest and premium under the senior subordinated notes due 2012 are subordinated to payments on our existing and future senior debt, including our credit facility. On or after May 1, 2007, we may redeem our senior subordinated notes due 2012 for cash at a redemption price equal to 104.688% of principal amount, plus accrued and unpaid interest, if any, declining to 100% in 2010. If certain changes of control occur, each holder of the senior subordinated notes due 2012 will have the right to require us to repurchase their senior subordinated notes due 2012 at 101% of the notes’ principal amount, plus accrued and unpaid interest to the date of repurchase.

For a detailed description of our senior subordinated notes due 2012 and their provisions, see the indenture and the first supplemental indenture filed as exhibits to our report on Form 8-K filed with the SEC on April 16, 2002, and the second supplemental indenture filed with the SEC on December 29, 2005.

Senior notes due 2011

On June 23, 2004, we issued $150.0 million aggregate principal amount of 7 5/8% senior notes due July 15, 2011. The notes are senior unsecured obligations that rank equally with all of our existing and future senior unsecured indebtedness, are effectively subordinated to all our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, including borrowing under our bank credit facility, and rank senior to all of our existing and future subordinated indebtedness. On or after July 15, 2008, we may redeem some or all of the notes, with certain restrictions, at a redemption price, plus accrued and unpaid interest, of 103.813% of principal, declining to 100% in 2010 and thereafter. In addition, prior to July 15, 2007, we may redeem up to 35% of our senior notes due 2011 with the net proceeds of certain equity offerings at a redemption price of 107.625% of the principal amount of the notes, plus accrued and unpaid interest. If certain changes of control occur, each holder of the senior notes due 2011 will have the right to require us to repurchase all or any part of the notes due 2011 at 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase.

For a detailed description of our senior notes due 2011 and their provisions, see the indenture and first supplemental indenture filed as exhibits 4.1 and 4.2 to our report on Form 8-K filed with the SEC on June 25, 2004, and the second supplement indenture filed as exhibit 4.2 to our report on Form 8-K filed with the SEC on December 29, 2005.

Description of the notes

You can find the definitions of certain terms used in this description under the subheading “—Certain definitions,” beginning on page S-42. In this description, the words “Swift,” “we,” “us” and “our” refer to Swift Energy Company and not to any of its subsidiaries.

We will issue the notes under an indenture to be dated as of the Issue Date, which is to be supplemented by a first supplemental indenture to be dated as of the Issue Date, referred to as supplemented as the “Indenture,” among Swift, as issuer, Swift Energy Operating, LLC, as Subsidiary Guarantor, and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The Indenture is governed by the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is a summary of the material provisions of the Notes and the Indenture. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of these notes. Copies of the forms of indenture and the first supplemental indenture are incorporated by reference. The form of indenture is filed as an exhibit to our registration statement on Form S-3, filed with the Securities and Exchange Commission on May 17, 2007, and the first supplemental indenture will be filed as an exhibit to a Current Report on Form 8-K.

We are issuing $250.0 million of senior notes (the “Offered Notes”) now and can issue an unlimited amount of notes at later dates under the Indenture. Any notes that we issue in the future will be identical in all respects to the Offered Notes that we are issuing now, except that notes issued in the future will have different issuance prices and issuance dates. We can issue notes as part of the same series or as an additional series. The Offered Notes and any notes later issued under the Indenture are collectively referred to as the “Notes.” We will issue Notes only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000.

Principal, maturity and interest

The Notes will mature on          2017.

Interest on the Notes will accrue at a rate of     % per annum and will be payable semi-annually in arrears on           and , commencing on          , 2007, in the case of the Offered Notes. We will pay interest to those persons who were holders of record on           and           immediately preceding each interest payment date.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Subsidiary guaranties

Initially, there will be only one Subsidiary Guarantor, Swift Energy Operating, LLC, our principal domestic operating subsidiary and a co-obligor on our outstanding 7 5/8% Senior Notes due 2011. Under the circumstances described below under “—Certain covenants—Future Subsidiary Guarantors,” Swift’s payment obligations under the Notes may in the future be jointly and severally guaranteed by one or more other Subsidiary Guarantors. The Subsidiary Guaranty of any Subsidiary Guarantor will be an unsecured senior obligation of such Subsidiary Guarantor.

Upon the sale or other disposition of all the Capital Stock of a Subsidiary Guarantor (other than to Swift or an Affiliate of Swift) permitted by the Indenture, such Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty. For a more detailed description of these obligations, see “—Certain covenants—Limitation on Asset Sales.” In addition, any Subsidiary Guarantor that is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture shall be released from and relieved of its obligations under its Subsidiary Guaranty upon execution and delivery of a supplemental indenture satisfactory to the Trustee. Any Subsidiary Guarantor may be released from its obligation under its Subsidiary Guaranty if such Subsidiary Guarantor no longer has any outstanding Indebtedness or Preferred Stock or it again qualifies as an Exempt Foreign Subsidiary.

Each of Swift and any Subsidiary Guarantor will agree to contribute to any other Subsidiary Guarantor that makes payments pursuant to its Subsidiary Guaranty an amount equal to Swift’s or such Subsidiary Guarantor’s proportionate share of such payment, based on the net worth of Swift or such Subsidiary Guarantor relative to the aggregate net worth of Swift and the Subsidiary Guarantors.

Optional redemption

Except as set forth below or in the last paragraph of “—Repurchase at the option of Holders upon a Change of Control,” we will not be entitled to redeem the Notes at our option prior to their Stated Maturity.

On or after          , 2012, we may redeem all or any portion of the Notes upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. The following prices are for Notes redeemed during the 12-month period commencing on           of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption price

2012	%
2013	%
2014	%
2015 and thereafter	100.000%

We may on any one or more occasions prior to          , 2010 redeem up to 35% of the aggregate principal amount of the Notes originally issued with the net proceeds of one or more Equity Offerings of Swift at a redemption price of     % of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, provided that at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding after the occurrence of such redemption. Any such redemption shall occur not later than 90 days after the date of the closing of any such Equity Offering upon not less than 30 nor more than 60 days’ prior notice. The redemption shall be made in accordance with procedures set forth in the Indenture.

At any time prior to          , 2012, we will be entitled, at our option, to redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.

If less than all the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis.

Sinking fund

There will be no mandatory sinking fund payments for the Notes.

Repurchase at the option of holders upon a change of control

Upon the occurrence of a Change of Control, each Holder of Notes shall have the right to require us to repurchase all or any part (equal to $1,000 in principal amount or an integral multiple thereof) of such Holder’s Notes pursuant to the offer described below (“Change of Control Offer”) at a purchase price in cash (a “Change of Control Payment”) equal to 101% of the principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following any Change of Control, we shall:

(a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

(b) send, by first-class mail, with a copy to the Trustee, to each Holder of Notes, at such Holder’s address appearing in the Security Register, a notice stating, among other things:

(1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the Indenture and that all Notes, or portions thereof, properly tendered will be accepted for payment,

(2) the Change of Control Payment and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day (a “Change of Control Payment Date”) no earlier than 30 days nor later than 60 days from the date we mail such notice,

(3) that any Note, or portion thereof, accepted for payment, and duly paid on the Change of Control Payment Date, pursuant to the Change of Control Offer shall cease to accrue interest on the Change of Control Payment Date,

(4) that any Notes, or portions thereof, not properly tendered will continue to accrue interest,

(5) a description of the transaction or transactions constituting the Change of Control,

(6) the procedures that the Holders of the Notes must follow in order to tender their Notes, or portions thereof, for payment and the procedures that Holders of Notes must follow in order to withdraw an election to tender Notes, or portions thereof, for payment, and

(7) all other instructions and materials necessary to enable Holders to tender Notes pursuant to the Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Change of Control Offer, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described above by virtue of such compliance.

If a Change of Control were to occur, Swift and any Subsidiary Guarantors may not have sufficient financial resources, or may not be able to arrange financing, to pay the purchase price for all Notes tendered by the Holders thereof. In addition, as of the Issue Date, our existing credit facility does, and any future Bank Credit Facilities or other agreements relating to indebtedness to which Swift or any Subsidiary Guarantor becomes a party may, provide that certain events that would constitute a Change of Control are events of default thereunder or require such indebtedness to be repurchased upon a Change of Control. If a Change of Control occurs at a time when Swift and the Subsidiary Guarantors are unable to purchase the Notes (due to insufficient financial resources, contractual prohibition or otherwise), such failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under our credit facility and may constitute a default under the terms of any other Bank Credit Facility or other Indebtedness of Swift or any Subsidiary Guarantors then outstanding. The provisions under the Indenture related to Swift’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified, at any time prior to the occurrence of such Change of Control, with the written consent of the Holders of a majority in principal amount of the Notes.

We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

A “Change of Control” means the occurrence of any of the following, if followed by a Rating Decline within 90 days thereof:

(a) any “person” or “group” (within the meaning of Section 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person will be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), of 40 percent or more of the total voting power of all classes of the Voting Stock of Swift;

(b) the sale, lease, transfer or other disposition, directly or indirectly, of all or substantially all the Property of Swift and the Restricted Subsidiaries taken as a whole (other than a disposition of such Property as an entirety or virtually as an entirety to any Wholly Owned Subsidiary) shall have occurred;

(c) the shareholders of Swift shall have approved any plan of liquidation or dissolution of Swift;

(d) Swift consolidates with or merges into another Person or any Person consolidates with or merges into us in any such event pursuant to a transaction in which the outstanding Voting Stock of Swift is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where the outstanding Voting Stock of Swift is reclassified into or exchanged for Voting Stock of the surviving Person and the holders of the Voting Stock of Swift immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving Person immediately after such transaction in substantially the same proportion as before the transaction; or

(e) during any period of two consecutive years, individuals who at the beginning of such period constituted Swift’s Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the shareholders of Swift was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously approved by such a vote) cease for any reason to constitute a majority of Swift’s Board of Directors then in office.

The Change of Control repurchase feature is a result of negotiations between Swift and the underwriters of the Offered Notes. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to certain covenants described below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Swift’s capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer or other disposition of “all or substantially all” of the Property of Swift and its Restricted Subsidiaries taken as a whole. The Indenture is governed by New York law, and there is no established quantitative definition under New York law of “substantially all” the assets of a corporation. Accordingly, if Swift or any Restricted Subsidiary were to engage in a transaction in which it disposed of less than all the assets of Swift and its Restricted Subsidiaries taken as a whole, a question of interpretation could arise as to whether such disposition was of “substantially all” such assets and whether we are required to make a Change of Control Offer.

Except as described above with respect to a Change of Control, the Indenture does not contain any other provisions that permit the Holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a Change of Control Offer and Swift purchases all of the Notes held by such Holders, Swift will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the Notes that remain outstanding, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Certain covenants

Covenant termination

If at any time (a) the rating assigned to the notes by each of S&P and Moody’s is an Investment Grade Rating and (b) no Default has occurred and is continuing, we and our Restricted Subsidiaries will no longer be subject to the following covenants:

(a) “—Limitation on Indebtedness;”

(b) “—Limitation on Restricted Payments;”

(c) “—Limitation on Asset Sales;”

(d) “—Limitation on transactions with Affiliates;”

(e) “—Limitation on restrictions on distributions from Restricted Subsidiaries;”

(f) “—Future Subsidiary Guarantors;” and

(g) clause (d) of the covenant described under “—Merger, consolidation and sale of substantially all assets.”

Limitation on indebtedness

The Indenture provides that we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness unless, after giving pro forma effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds thereof, no Default or Event of Default would occur as a consequence of, or be continuing following, such Incurrence and application and either:

(i) after giving pro forma effect to such Incurrence and application, the Consolidated Interest Coverage Ratio would exceed 2.25 to 1.0; or

(ii) such Indebtedness is Permitted Indebtedness.

“Permitted Indebtedness” means any and all of the following:

(a) Indebtedness arising under the Indenture with respect to the Offered Notes and any Subsidiary Guaranties relating thereto;

(b) Indebtedness under Bank Credit Facilities, provided that the aggregate principal amount of all Indebtedness under Bank Credit Facilities, at any one time outstanding does not exceed the greater of:

(1) $300.0 million, and

(2) an amount equal to the sum of:

(A) $150.0 million, and

(B) 25% of Adjusted Consolidated Net Tangible Assets determined as of the date of Incurrence of such Indebtedness,

and, in the case of either (1) or (2), plus all interest and fees and other obligations thereunder and any Guarantee of such Indebtedness;

(c) Indebtedness of Swift owing to and held by any Wholly Owned Subsidiary and Indebtedness of a Restricted Subsidiary owing to and held by Swift or any Wholly Owned Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to Swift or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

(d) Indebtedness in respect of bid, performance, reimbursement or surety obligations issued by or for the account of Swift or any Restricted Subsidiary in the ordinary course of business, including Guarantees and letters of credit functioning as or supporting such bid, performance, reimbursement or surety obligations (in each case other than for an obligation for money borrowed);

(e) Indebtedness under Permitted Hedging Agreements;

(f) in-kind obligations relating to oil or gas balancing positions arising in the ordinary course of business;

(g) Indebtedness outstanding on the Issue Date not otherwise permitted in clauses (a) through (f) above;

(h) Non-recourse Purchase Money Indebtedness;

(i) Indebtedness not otherwise permitted to be Incurred pursuant to this paragraph (excluding any Indebtedness Incurred pursuant to clause (a) of “—Limitation on Indebtedness”), provided that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (i), together with all Indebtedness Incurred pursuant to clause (j) of this paragraph in respect of Indebtedness previously Incurred pursuant to this clause (i), at any one time outstanding does not exceed the greater of (1) $50.0 million and (2) 2.0% of Adjusted Consolidated Net Tangible Assets determined as of the date of Incurrence of such Indebtedness;

(j) Indebtedness Incurred in exchange for, or the proceeds of which are used to refinance:

(1) Indebtedness referred to in clauses (a), (g), (h), (i) and (l) of this paragraph (including Indebtedness previously Incurred pursuant to this clause (j)), and

(2) Indebtedness Incurred pursuant to clause (i) of the first paragraph under “—Limitation on Indebtedness”,

provided that, in the case of each of the foregoing clauses (1) and (2), such Indebtedness is Permitted Refinancing Indebtedness;

(k) Indebtedness consisting of obligations in respect of purchase price adjustments, indemnities or Guarantees of the same or similar matters in connection with the acquisition or disposition of Property; and

(l) Acquired Debt Incurred in connection with a transaction meeting either one of the financial tests set forth in clause (d) under the caption “—Merger, consolidation and sale of substantially all assets.”

For purposes of determining compliance with this “Limitation on Indebtedness” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (a) through (l) above, or is entitled to be Incurred pursuant to clause (i) of the first paragraph of this covenant, Swift will be permitted to classify such item of Indebtedness on the date of its Incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant.

Limitation on liens

The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, create, Incur, assume or suffer to exist any Lien on or with respect to any Property of Swift or such Restricted Subsidiary, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, unless the Notes or any Subsidiary Guaranty of such Restricted Subsidiary are secured equally and ratably with, or prior to, any and all other obligations secured by such Lien, except that Swift and its Restricted Subsidiaries may enter into, create, Incur, assume or suffer to exist Liens securing Permitted Liens.

Limitation on restricted payments

We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if, at the time of and after giving effect to the proposed Restricted Payment:

(a) any Default or Event of Default would have occurred and be continuing;

(b) we could not Incur at least $1.00 of additional Indebtedness pursuant to clause (i) of the first paragraph under “—Limitation on Indebtedness”; or

(c) the aggregate amount expended or declared for all Restricted Payments from the Issue Date would exceed the sum of (without duplication):

(1) 50% of the aggregate Consolidated Net Income of Swift accrued during the period (treated as one accounting period) commencing on the Reference Date and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment (or, if such aggregate Consolidated Net Income shall be a loss, minus 100% of such loss),

(2) the aggregate net cash proceeds, or the Fair Market Value of Property other than cash (provided that, in the case of Property that is Capital Stock, such Capital Stock falls within the meaning of clause (b) of the definition of “Additional Assets”), received by us from the issuance or sale (other than to a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees) by Swift of its Capital Stock (other than Disqualified Stock) after the Reference Date, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof,

(3) the aggregate net cash proceeds, or the Fair Market Value of Property other than cash, received by us as capital contributions to Swift (other than from a Subsidiary of Swift) on or after the Issue Date,

(4) the aggregate net cash proceeds received by us from the issuance or sale (other than to any Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees) on or after the Issue Date of convertible Indebtedness that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of Swift, together with the aggregate cash received by us at the time of such conversion or exchange or received by us from any conversion or exchange of convertible Indebtedness issued or sold (other than to any Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees) prior to the Issue Date, excluding:

(A) any such Indebtedness issued or sold to us or a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees, and

(B) the aggregate amount of any cash or other Property distributed by us or any Restricted Subsidiary upon any such conversion or exchange,

(5) to the extent not otherwise included in Swift’s Consolidated Net Income, an amount equal to the net reduction in Investments made by Swift and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from:

(A) payments of interest on debt, dividends, repayments of loans or advances or other transfers or distributions of Property, in each case to us or any Restricted Subsidiary from any Person other than Swift or a Restricted Subsidiary, and in an amount not to exceed the book value of such Investments previously made in such Person that were treated as Restricted Payments, or

(B) the designation of any Unrestricted Subsidiary as a Restricted Subsidiary, and in an amount not to exceed the lesser of:

(i) the book value of all Investments previously made in such Unrestricted Subsidiary that were treated as Restricted Payments, and

(ii) the Fair Market Value of Swift’s and its Restricted Subsidiaries’ interest in such Unrestricted Subsidiary, and

(6) $30.0 million.

The limitations set forth in the preceding paragraph will not prevent us or any Restricted Subsidiary from making the following Restricted Payments so long as, at the time thereof, no Default or Event of Default shall have occurred and be continuing:

(a) the payment of any dividend on Capital Stock of Swift or any Restricted Subsidiary within 60 days after the declaration thereof, if at such declaration date such dividend could have been paid in compliance with the preceding paragraph;

(b) the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of Swift or any of its Subsidiaries pursuant to the terms of agreements (including employment agreements) or plans (including by employee stock ownership plans but excluding other plans to purchase such Capital Stock in open market transactions, together with, in the case of employee stock ownership plans, loans to or Investments therein in an amount sufficient to fund such repurchase, redemption or other acquisition or retirement by such plan) approved by Swift’s Board of Directors, including any such repurchase, redemption, acquisition or retirement of shares of such Capital Stock that is deemed to occur upon the exercise of stock options or vesting of restricted stock grants or similar rights if such shares represent all or a portion of the exercise price or are netted out or surrendered in connection with satisfying Federal income tax obligations; provided, however, that the aggregate amount of such repurchase, redemptions, acquisitions and retirements (but disregarding any transaction that does not result in the payment of cash by Swift or any Restricted Subsidiary to or on behalf of another Person) shall not exceed the sum of:

(1) $7.5 million in any twelve-month period, and

(2) the aggregate net proceeds, if any, received by us during such twelve-month period from any issuance of such Capital Stock pursuant to such agreements or plans;

(c) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Swift or any Restricted Subsidiary, in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent issuance and sale (other than to a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any of its Subsidiaries, for the benefit of their employees) of Capital Stock of Swift (other than Disqualified Stock);

(d) the purchase, redemption, legal defeasance, acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Swift (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees);

(e) the making of any principal payment on or the repurchase, redemption, legal defeasance or other acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the aggregate net cash proceeds of a substantially concurrent Incurrence (other than a sale to a

Subsidiary of Swift) of (i) any other Subordinated Indebtedness so long as such new Indebtedness is Permitted Refinancing Indebtedness or (ii) with respect only to Swift’s 9 3/8% Senior Subordinated Notes due 2012, Senior Indebtedness, so long as at the time of and after giving effect to such Incurrence, Swift could Incur at least $1.00 of additional Indebtedness pursuant to clause (i) of the first paragraph under “—Limitation on Indebtedness;”

(f) loans, in an aggregate principal amount outstanding at any one time of not more than $2.0 million, made to officers, directors or employees of Swift or any Restricted Subsidiary approved by the Board of Directors (or by a duly authorized officer) and in compliance with the Sarbanes-Oxley Act of 2002, the net cash proceeds of which are used solely:

(1) to purchase common stock of Swift in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the purchase price of such common stock or the exercise price of such stock options, or

(2) to refinance loans, together with accrued interest thereon, made pursuant to item of this clause (f).

The actions described in clauses (a) and (b) of this paragraph shall be included in the calculation of the amount of Restricted Payments. The actions described in clauses (c), (d), (e) and (f) of this paragraph shall be excluded in the calculation of the amount of Restricted Payments, provided that the net cash proceeds from any issuance or sale of Capital Stock or Subordinated Indebtedness of Swift pursuant to such clause (c), (d) or (e) shall be excluded from any calculations pursuant to clause (2), (3) or (4) under the immediately preceding paragraph.

Limitation on asset sales

The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

(a) Swift or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale; and

(b) all of the consideration paid to Swift or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash, Permitted Short-Term Investments, Liquid Securities, Exchanged Properties or the assumption by the purchaser of liabilities of Swift (other than liabilities of Swift that are by their terms subordinated to the Notes) or liabilities of any Subsidiary Guarantor that made such Asset Sale (other than liabilities of a Subsidiary Guarantor that are by their terms subordinated to such Subsidiary Guarantor’s Subsidiary Guaranty), in each case as a result of which Swift and its remaining Restricted Subsidiaries are no longer liable for such liabilities, such consideration being defined as “Permitted Consideration”; provided, however, that Swift and its Restricted Subsidiaries shall be permitted to receive Property other than Permitted Consideration, so long as the aggregate Fair Market Value of all such Property other than Permitted Consideration received from Asset Sales and held by Swift or any Restricted Subsidiary at any one time shall not exceed 10.0% of Adjusted Consolidated Net Tangible Assets.

The Net Available Cash from Asset Sales by us or a Restricted Subsidiary may be applied by us or such Restricted Subsidiary, to the extent we or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness of Swift or a Subsidiary Guarantor), to:

(a) prepay, repay or purchase Senior Indebtedness of Swift or a Subsidiary Guarantor (in each case excluding Indebtedness owed to us or an Affiliate of Swift);

(b) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by us or another Restricted Subsidiary);

(c) purchase Notes or purchase both Notes and one or more series or issues of other Senior Indebtedness on a pro rata basis (excluding Notes and Pari Passu Indebtedness owed to us or any of our Affiliates) in accordance with the next paragraph; or

(d) enter into a bona fide binding contract with a Person other than an Affiliate of Swift to apply the Net Available Cash pursuant to clause (b) above, provided that such binding contract shall be treated as a permitted application of the Net Available Cash from the date of such contract until the earlier of

(1) the date on which such reinvestment is consummated, and

(2) the 90th day following the expiration of the 365-day period referred to in the next following sentence.

Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of such Asset Sale shall constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, we will be required to make an offer (a “Prepayment Offer”) to purchase Notes having an aggregate principal amount equal to the aggregate amount of Excess Proceeds, at a purchase price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the Purchase Date (as defined) in accordance with the procedures (including proration in the event of oversubscription) set forth in the Indenture, but, if the terms of any other Senior Indebtedness require that a Senior Indebtedness Offer be made contemporaneously with the Prepayment Offer, then the Excess Proceeds shall be prorated between the Prepayment Offer and such Senior Indebtedness Offer in accordance with the aggregate outstanding principal amounts of the Notes and such other Senior Indebtedness, and the aggregate principal amount of Notes for which the Prepayment Offer is made shall be reduced accordingly. If the aggregate principal amount of Notes tendered by Holders thereof exceeds the amount of available Excess Proceeds, then such Excess Proceeds will be allocated pro rata according to the principal amount of the Notes tendered and the Trustee will select the Notes to be purchased in accordance with the Indenture. To the extent that any portion of the amount of Excess Proceeds remains after compliance with the second sentence of this paragraph, and provided that all Holders of Notes have been given the opportunity to tender their Notes for purchase as described in the following paragraph in accordance with the Indenture, Swift and its Restricted Subsidiaries may use such remaining amount for purposes permitted by the Indenture, and the amount of Excess Proceeds will be reset to zero.

Within 30 days after the 365th day following the date of an Asset Sale, Swift shall, if it is obligated to make an offer to purchase the Notes pursuant to the preceding paragraph, send a written Prepayment Offer notice, the “Prepayment Offer Notice,” by first-class mail, to the Holders of the Notes, accompanied by such information regarding Swift and its Subsidiaries as we believe will enable such Holders of the

Notes to make an informed decision with respect to the Prepayment Offer. The Prepayment Offer Notice will state, among other things:

(a) that we are offering to purchase Notes pursuant to the provisions of the Indenture;

(b) that any Note (or any portion thereof) accepted for payment (and duly paid on the Purchase Date) pursuant to the Prepayment Offer shall cease to accrue interest on the Purchase Date;

(c) that any Notes (or portions thereof) not properly tendered will continue to accrue interest;

(d) the purchase price and purchase date, the “Purchase Date,” which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days after the date the Prepayment Offer Notice is mailed;

(e) the aggregate principal amount of Notes to be purchased;

(f) a description of the procedure that Holders of Notes must follow in order to tender their Notes for payment; and

(g) all other instructions and materials necessary to enable Holders to tender Notes pursuant to the Prepayment Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) under the Exchange Act and any other securities laws or regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

Limitation on transactions with affiliates

The Indenture provides that we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into any transaction or series of transactions (including the sale, transfer, disposition, purchase, exchange or lease of Property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with or for the benefit of any Affiliate of Swift (other than Swift or a Wholly Owned Subsidiary), unless:

(a) such transaction is set forth in writing;

(b) such transaction or series of transactions is on terms no less favorable to us or such Restricted Subsidiary than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of Swift or such Restricted Subsidiary; and

(c) with respect to a transaction or series of transactions involving aggregate payments by or to us or such Restricted Subsidiary having a Fair Market Value equal to or in excess of:

(1) $15.0 million but less than $25.0 million, the Board of Directors of Swift (including a majority of the disinterested members of such Board of Directors) approves such transaction or series of transactions and certifies that such transaction or series of transactions complies with clause (b) of this paragraph, as evidenced by a certified resolution delivered to the Trustee, or

(2) $25.0 million,

(A) we receive from an independent, nationally recognized investment banking firm or appraisal firm, in either case specializing or having a specialty in the type and subject matter of the transaction (or series of transactions) at issue, a written opinion that such transaction (or series of transactions) is fair, from a financial point of view, to us or such Restricted Subsidiary, and

(B) such Board of Directors (including a majority of the disinterested members of the Board of Directors of Swift) approves such transaction or series of transactions and certifies that such transaction or series of transactions complies with clause (b) of this paragraph, as evidenced by a certified resolution delivered to the Trustee.

The limitations of the preceding paragraph do not apply to:

(a) the payment of reasonable and customary regular fees to directors of Swift or any of its Restricted Subsidiaries who are not employees of Swift or any of its Restricted Subsidiaries;

(b) indemnities of officers and directors of Swift or any Subsidiary consistent with such Person’s charter, bylaws and applicable statutory provisions;

(c) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and employee stock purchase and ownership plans approved by the Board of Directors of Swift;

(d) loans made in compliance with the Sarbanes-Oxley Act of 2002:

(1) to officers, directors or employees of Swift or any Restricted Subsidiary approved by the Board of Directors of Swift, the net proceeds of which are used solely to purchase common stock of Swift in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the purchase price of such common stock or the exercise price of such stock options, or

(2) to refinance loans, together with accrued interest thereon, made pursuant to this clause (d);

(e) advances and loans in compliance with the Sarbanes-Oxley Act of 2002 to officers, directors and employees of Swift or any Subsidiary in the ordinary course of business (including, without limitation, non-cash loans for the purchase of joint interests in exploratory and developmental oil and gas prospects or other similar ventures offered by Swift); provided such loans and advances (excluding loans or advances made pursuant to the preceding clause (d)) do not exceed $2.0 million at any one time outstanding;

(f) any Restricted Payment permitted to be paid pursuant to the provisions of the Indenture described under “—Limitations on Restricted Payments”;

(g) any transaction or series of transactions between Swift and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries in the ordinary course of business, provided that no more than 10% of the total voting power of the Voting Stock of any such Restricted Subsidiary is owned by an Affiliate of Swift (other than a Restricted Subsidiary); and

(h) any transaction or series of transactions pursuant to any agreement or obligation of Swift or any of its Restricted Subsidiaries in effect on the Issue Date.

Limitation on restrictions on distributions from restricted subsidiaries

The Indenture provides that we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the legal right of any Restricted Subsidiary to:

(a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Indebtedness or other obligation owed, to us or any other Restricted Subsidiary;

(b) make loans or advances to Swift or any other Restricted Subsidiary; or

(c) transfer any of its Property to Swift or any other Restricted Subsidiary.

Such limitation will not apply:

(1) with respect to clauses (a), (b) and (c), to encumbrances and restrictions:

(A) in agreements and instruments (including any Bank Credit Facilities) as in effect on the Issue Date,

(B) relating to Indebtedness of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such encumbrance or restriction was not created in anticipation of or in connection with the transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary, or

(C) that result from the renewal, refinancing, extension or amendment of an agreement that is the subject of clause (c)(1)(A) or (B) above or clause (c)(2)(A) or (B) below, provided that such encumbrance or restriction is not materially less favorable to the Holders of Notes than those under or pursuant to the agreement so renewed, refinanced, extended or amended, as determined in good faith by the Board of Directors of Swift, and,

(2) with respect to clause (c) only, to:

(A) restrictions pursuant to Liens permitted to be in effect without also securing the Notes under the provisions of the Indenture described under “—Limitation on Liens” that limit the right of the debtor to dispose of the Property subject to such Lien,

(B) any encumbrance or restriction applicable to Property at the time it is acquired by us or a Restricted Subsidiary, so long as such encumbrance or restriction relates solely to the Property so acquired and was not created in anticipation of or in connection with such acquisition,

(C) customary provisions restricting subletting or assignment of leases and customary provisions in other agreements that restrict assignment of such agreements or rights thereunder, and

(D) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale.

Future subsidiary guarantors

We shall cause each Restricted Subsidiary (except an Exempt Foreign Subsidiary) that:

(a) incurs Indebtedness or issues Preferred Stock following the Issue Date; or

(b) has Indebtedness or Preferred Stock outstanding on the date on which such Restricted Subsidiary becomes a Restricted Subsidiary,

to execute and deliver to the Trustee a supplemental indenture providing for a Subsidiary Guaranty at the time such Restricted Subsidiary Incurs such Indebtedness or becomes a Restricted Subsidiary; provided, however, that such Restricted Subsidiary shall not be required to deliver a supplemental indenture providing for a Subsidiary Guaranty if the aggregate amount of such Indebtedness or Preferred Stock, together with all other Indebtedness and Preferred Stock then outstanding among Restricted Subsidiaries (including Exempt Foreign Subsidiaries) that are not Subsidiary Guarantors, is less than $10.0 million.

Swift Energy New Zealand Limited and Southern Petroleum (New Zealand) Exploration Limited are each eligible to become Exempt Foreign Subsidiaries.

Restricted and unrestricted subsidiaries

Unless defined or designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of Swift or any of its Restricted Subsidiaries shall be classified as a Restricted Subsidiary subject to the provisions of the next paragraph. We may designate a Subsidiary (including a newly formed or newly acquired Subsidiary) of Swift or any of its Restricted Subsidiaries as an Unrestricted Subsidiary if:

(a) such Subsidiary does not at such time own any Capital Stock or Indebtedness of, or own or hold any Lien on any Property of, Swift or any other Restricted Subsidiary;

(b) such Subsidiary does not at such time have any Indebtedness or other obligations that, if in default, would result (with the passage of time or notice or otherwise) in a default on any Indebtedness of Swift or any Restricted Subsidiary; and

(c) (1) such designation is effective immediately upon such Subsidiary becoming a Subsidiary of Swift or of a Restricted Subsidiary,

(2) the Subsidiary to be so designated has total assets of $1,000 or less, or

(3) if such Subsidiary has assets greater than $1,000, then such redesignation as an Unrestricted Subsidiary is deemed to constitute a Restricted Payment in an amount equal to the Fair Market Value of Swift’s direct and indirect ownership interest in such Subsidiary, and such Restricted Payment would be permitted to be made at the time of such designation under “—Limitation on Restricted Payments.”

Except as provided in the immediately preceding sentence, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. The designation of an Unrestricted Subsidiary or removal of such designation shall be made by the Board of Directors of Swift or a committee thereof pursuant to a certified resolution delivered to the Trustee and shall be effective as of the date specified in the applicable certified resolution, which shall not be prior to the date such certified resolution is delivered to the Trustee.

Merger, consolidation and sale of substantially all assets

We shall not consolidate with or merge with or into any Person, or sell, transfer, lease or otherwise dispose of, in one transaction or series of transactions, all or substantially all the Property of Swift and the Restricted Subsidiaries taken as a whole, unless:

(a) the resulting, surviving or transferee Person (a “Successor Company”) shall be a Person organized or existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not Swift) shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Swift under the Notes and the Indenture;

(b) in the case of a disposition of all or substantially all of the Property of Swift and the Restricted Subsidiaries taken as a whole, such Property shall have been so disposed of as an entirety or virtually as an entirety to one Person;

(c) immediately after giving effect to such transaction (and treating, for purposes of this clause (c) and clause (d) below, any Indebtedness that becomes or is anticipated to become an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(d) either:

(1) the Successor Company will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in clause (i) of the first paragraph of the covenant described above under the caption “—Limitation on Indebtedness;” or

(2) immediately after giving effect to such transaction on a pro forma basis and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, the Consolidated Interest Coverage Ratio of the Successor Company will be equal to or greater than the Consolidated Interest Coverage Ratio of Swift immediately before such transaction; and

(e) we shall have delivered to the Trustee an Officers’ Certificate, stating that such consolidation, merger or disposition and such supplemental indenture (if any) comply with the Indenture;

(f) provided, however, that clause (d) will not be applicable to (x) a Restricted Subsidiary consolidating with, merging into or selling, transferring, leasing or otherwise disposing of all or substantially all its Property to Swift or a Subsidiary Guarantor that is a Wholly Owned Subsidiary or (y) Swift merging with an Affiliate of Swift solely for the purpose and with the sole effect of reincorporating Swift in another jurisdiction.

The Successor Company shall be the successor to Swift and shall succeed to, and be substituted for, and may exercise every right and power of Swift under the Indenture, but the predecessor in the case of a lease shall not be released from the obligation to pay the principal of and interest on the Notes.

Reports

Notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we shall file with the Commission and provide the Trustee and, upon their request, Holders of Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that we shall not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings. To the extent such reports are available to the public via the Commission’s EDGAR system, they will be deemed as being provided to the Trustee on the date they become available.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means:

(a) any Property (other than cash, Permitted Short-Term Investments or securities) used in the Oil and Gas Business or any business ancillary thereto;

(b) Investments in any other Person engaged in the Oil and Gas Business or any business ancillary thereto (including the acquisition from third parties of Capital Stock of such Person) as a result of which such other Person becomes a Restricted Subsidiary in compliance with the provisions of the Indenture described under “—Certain covenants—Restricted and Unrestricted Subsidiaries”;

(c) the acquisition from third parties of Capital Stock of a Restricted Subsidiary; or

(d) Permitted Business Investments.

“Adjusted Consolidate Net Tangible Assets” means (without duplication), as of the date of determination, the remainder of:

(a) the sum of:

(1) discounted future net revenues from proved oil and gas reserves of Swift and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state, federal or foreign income taxes, as estimated by Swift and confirmed by a nationally recognized firm of independent petroleum engineers in a reserve report prepared as of the end of our most recently completed fiscal year for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenues from:

(A) estimated proved oil and gas reserves acquired since such year end, which reserves were not reflected in such year end reserve report, and

(B) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since such year end due to exploration, development or exploitation activities, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues from:

(C) estimated proved oil and gas reserves produced or disposed of since such year end, and

(D) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year end due to changes in geological conditions or other factors that would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year end reserve report), provided that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by our petroleum engineers, unless there is a Material Change as a result of such acquisitions, dispositions or revisions, in which event the discounted future net revenues utilized for purposes of this clause (a)(1) shall be confirmed in writing by a nationally recognized firm of independent petroleum engineers,

(2) the capitalized costs that are attributable to oil and gas properties of Swift and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on our books and records as of a date no earlier than the date of our latest annual or quarterly financial statements,

(3) our Net Working Capital on a date no earlier than the date of our latest annual or quarterly financial statements, and

(4) the greater of the net book value or the appraised value as estimated by independent appraisers of other tangible assets (including, without duplication, Investments in unconsolidated Restricted Subsidiaries) of Swift and its Restricted Subsidiaries, as of a date no earlier than the date of our latest audited financial statements. For these purposes, net book value shall be determined as of a date no earlier than the date of our latest annual or quarterly financial statements, and on a date no earlier than the date of our latest annual or quarterly financial statements;

(b) minus the sum of:

(1) minority interests,

(2) any net gas balancing liabilities of Swift and its Restricted Subsidiaries reflected in its latest audited financial statements,

(3) to the extent included in (a)(1) above, the discounted future net revenues, calculated in accordance with SEC guidelines (utilizing the prices utilized in our year end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of Swift and its Restricted Subsidiaries with respect to Volumetric Production Payments (determined, if applicable, using the schedules specified with respect thereto), and

(4) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in (a)(1) above, would be necessary to fully satisfy the payment obligations of Swift and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments (determined, if applicable, using the schedules specified with respect thereto).

If we change our method of accounting from the full cost method to the successful efforts method or a similar method of accounting, “Adjusted Consolidated Net Tangible Assets” will continue to be calculated as if we were still using the full cost method of accounting.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after          , 2012, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

“Affiliate” of any specified Person means any other Person:

(a) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person; or

(b) that beneficially owns or holds directly or indirectly 10% or more of any class of the Voting Stock of such specified Person or of any Subsidiary of such specified Person.

For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Premium” means, with respect to a Note at any redemption date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note on          , 2012 (such redemption price being described in the second paragraph and accompanying table of the “—Optional Redemption” section, exclusive of any accrued interest) plus (2) all required remaining scheduled interest payments due on such Note through , 2012, computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such Note on such redemption date.

“Asset Sale” means, with respect to any Person, any transfer, conveyance, sale, lease or other disposition (collectively, “dispositions,” and including dispositions pursuant to any consolidation or merger) by such Person or any of its Restricted Subsidiaries in any single transaction or series of transactions of:

(a) shares of Capital Stock or other ownership interests of another Person (including Capital Stock of Restricted Subsidiaries and Unrestricted Subsidiaries); or

(b) any other Property of such Person or any of its Restricted Subsidiaries;

provided, however, that the term “Asset Sale” shall not include:

(a) the disposition of Permitted Short-Term Investments, inventory, accounts receivable, surplus or obsolete equipment or other Property (excluding the disposition of oil and gas in place and other interests in real property unless made in connection with a Permitted Business Investment) in the ordinary course of business;

(b) the abandonment, assignment, lease, sublease or farm-out of oil and gas properties, or the forfeiture or other disposition of such properties pursuant to standard form operating agreements, in each case in the ordinary course of business in a manner that is customary in the Oil and Gas Business;

(c) the disposition of Property received in settlement of debts owing to us or any Restricted Subsidiary as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to us or any Restricted Subsidiary in the ordinary course of business of Swift or such Restricted Subsidiary;

(d) any disposition that constitutes a Restricted Payment made in compliance with the provisions of the Indenture described under “—Certain covenants—Limitation on Restricted Payments;”

(e) when used with respect to us, any disposition of all or substantially all of the Property of Swift and its Restricted Subsidiaries taken as a whole permitted pursuant to the provisions of the Indenture described under “—Merger, consolidation and sale of substantially all assets;”

(f) the disposition of any Property by us or a Restricted Subsidiary to Swift or a Wholly Owned Subsidiary;

(g) the disposition of any Property with a Fair Market Value of less than $5.0 million; or

(h) any Production Payments and Reserve Sales, provided that any such Production Payments and Reserve Sales, other than incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary, shall have been created, Incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, the Property that is subject thereto.

“Average Life” means, with respect to any Indebtedness, at any date of determination, the quotient obtained by dividing:

(a) the sum of the products of:

(1) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Indebtedness, multiplied by

(2) the amount of each such principal payment,

(b) by the sum of all such principal payments.

“Bank Credit Facilities” means, with respect to any Person, one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory financing to such lenders or to special purpose entities formed to borrow from such lenders against such receivables or inventory) or trade or standby letters of credit, in each case together with any extensions, revisions, refinancings or replacements thereof by a lender or syndicate of lenders.

“Capital Lease Obligation” means any obligation that is required to be classified and accounted for as a capital lease obligation in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment date of rent or any other amount due in respect of such obligation.

“Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to          , 2012, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to          , 2012.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Consolidated Interest Coverage Ratio” means, as of the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Interest Coverage Ratio, the ratio of:

(a) the aggregate amount of EBITDA of Swift and its consolidated Restricted Subsidiaries for the four full fiscal quarters immediately prior to the Transaction Date for which financial statements are available; to

(b) the aggregate Consolidated Interest Expense of Swift and its Restricted Subsidiaries that is anticipated to accrue during a period consisting of the fiscal quarter in which the Transaction Date occurs and the three fiscal quarters immediately subsequent thereto (based upon the pro forma amount and maturity of, and interest payments in respect of, Indebtedness of Swift and its Restricted Subsidiaries expected by us to be outstanding on the Transaction Date), assuming for the purposes of this measurement the continuation of market interest rates prevailing on the Transaction Date and base interest rates in respect of floating interest rate obligations equal to the base interest rates on such obligations in effect as of the Transaction Date; provided, that if we or any of our Restricted Subsidiaries is a party to any Interest Rate Protection Agreement that would have the effect of changing the interest rate on any Indebtedness of Swift or any of its Restricted Subsidiaries for such four quarter period (or a portion thereof), the resulting rate shall be used for such four quarter period or portion thereof; provided further that any Consolidated Interest Expense with respect to Indebtedness Incurred or retired by Swift or any of its Restricted Subsidiaries during the fiscal quarter in which the Transaction Date occurs shall be calculated as if such Indebtedness was so Incurred or retired on the first day of the fiscal quarter in which the Transaction Date occurs.

In addition, if at any time since the beginning of the four full fiscal quarter period preceding the Transaction Date through and including the Transaction Date:

(a) Swift or any of its Restricted Subsidiaries shall have engaged in any Asset Sale, EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the Property that is the subject of such Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period; or

(b) (1) Swift or any of its Restricted Subsidiaries shall have acquired or made any Investment in any material assets, or

(2) the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is such an Investment or acquisition,

EBITDA shall be calculated on a pro forma basis as if such Investments or asset acquisitions had occurred on the first day of such four fiscal quarter period.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication

(a) the sum of:

(1) the aggregate amount of cash and noncash interest expense (including capitalized interest) of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP in respect of Indebtedness, including:

(A) any amortization of debt discount,

(B) net costs associated with Interest Rate Protection Agreements (including any amortization of discounts),

(C) the interest portion of any deferred payment obligation,

(D) all accrued interest, and

(E) all commissions, discounts, commitment fees, origination fees and other fees and charges owed with respect to Bank Credit Facilities and other Indebtedness paid, accrued or scheduled to be paid or accrued during such period,

(2) Disqualified Stock Dividends of such Person (and of its Restricted Subsidiaries if paid to a Person other than such Person or its Restricted Subsidiaries) and Preferred Stock Dividends of such Person’s Restricted Subsidiaries if paid to a Person other than such Person or its other Restricted Subsidiaries,

(3) the portion of any obligation of such Person or its Restricted Subsidiaries in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP,

(4) the portion of any rental obligation of such Person or its Restricted Subsidiaries in respect of any Sale and Leaseback Transaction that is Indebtedness allocable to interest expense (determined as if such obligation were treated as a Capital Lease Obligation), and

(5) to the extent any Indebtedness of any other Person (other than Restricted Subsidiaries) is Guaranteed by such Person or any of its Restricted Subsidiaries, the aggregate amount of interest paid, accrued or scheduled to be paid or accrued by such other Person during such period attributable to any such Indebtedness;

less

(b) to the extent included in (a) above, amortization or write-off of deferred financing costs (other than debt discounts) of such Person and its Restricted Subsidiaries during such period;

in the case of both (a) and (b) above, after elimination of intercompany accounts among such Person and its Restricted Subsidiaries and as determined in accordance with GAAP.

“Consolidated Net Income” of any Person means, for any period, the aggregate net income (or net loss, as the case may be) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication:

(a) items classified as extraordinary gains or losses net of tax (less all fees and expenses relating thereto);

(b) any gain or loss net of taxes (less all fees and expenses relating thereto) realized on the sale or other disposition of Property, including the Capital Stock of any other Person (but in no event shall this clause apply to any gains or losses on the sale in the ordinary course of business of oil, gas or other hydrocarbons produced or manufactured);

(c) the net income of any Restricted Subsidiary of such specified Person to the extent the transfer to that Person of that income is restricted by contract or otherwise, except for any cash dividends or cash distributions actually paid by such Restricted Subsidiary to such Person during such period;

(d) the net income (or loss) of any other Person in which such specified Person or any of its Restricted Subsidiaries has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of such specified Person in accordance with GAAP or is an interest in a consolidated Unrestricted Subsidiary), except to the extent of the amount of cash dividends or other cash distributions actually paid to such Person or its consolidated Restricted Subsidiaries by such other Person during such period;

(e) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan;

(f) any adjustments of a deferred tax liability or asset pursuant to Statement of Financial Accounting Standards No. 109 that result from changes in enacted tax laws or rates;

(g) the cumulative effect of a change in accounting principles;

(h) any write-downs of non-current assets, provided that any ceiling limitation write-downs under SEC guidelines shall be treated as capitalized costs, as if such write-downs had not occurred; and

(i) any non-cash compensation expense realized upon issuance of stock under an employee stock purchase plan or for grants of performance shares, stock options or stock awards to officers, directors and employees of Swift or any of its Restricted Subsidiaries.

In addition, notwithstanding the preceding, there shall be excluded from Consolidated Net Income, for purposes of the covenant described above under “—Certain covenants—Limitation on Restricted Payments,” any nonrecurring charges relating to any premium or penalty paid or write off of deferred finance costs or original issue discount in connection with redeeming or otherwise retiring any Indebtedness prior to its Stated Maturity.

“Default” means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

(a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(b) is or may become redeemable or repurchasable at the option of the holder thereof, in whole or in part; or

(c) is convertible or exchangeable at the option of the holder thereof for debt or any other Disqualified Stock;

on or prior to, in the case of clause (a) or (c), the first anniversary of the Stated Maturity of the Notes.

“Disqualified Stock Dividends” means all dividends with respect to Disqualified Stock of Swift held by Persons other than a Wholly Owned Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to Swift.

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“EBITDA” means with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(a) plus the sum of, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and deducted in the determination of such Consolidated Net Income, without duplication:

(1) income tax expense (but excluding income tax expense relating to sales or other dispositions of Property, including the Capital Stock of any other Person, the gains from which are excluded in the determination of such Consolidated Net Income),

(2) Consolidated Interest Expense,

(3) depreciation and depletion expense,

(4) amortization expense,

(5) exploration expense (if applicable to us after the Issue Date), and

(6) any other noncash charges including unrealized foreign exchange losses (excluding, however, any such other noncash charge that requires an accrual of or reserve for cash charges for any future period);

(b) less the sum of, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and added in the determination of such Consolidated Net Income, without duplication:

(1) income tax recovery (excluding, however, income tax recovery relating to sales or other dispositions of Property, including the Capital Stock of any other Person, the losses from which are excluded in the determination of such Consolidated Net Income), and

(2) unrealized foreign exchange gains.

“Equity Offering” means a bona fide underwritten sale to the public of common stock of Swift pursuant to a registration statement (other than a Form S-8 or any other form relating to securities issuable under any employee benefit plan of Swift) that is declared effective by the Commission following the Issue Date.

“Exchanged Properties” means Properties used or useful in the Oil and Gas Business received by us or a Restricted Subsidiary in trade or as a portion of the total consideration for other such Properties.

“Exchange Rate Contract” means, with respect to any Person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or any combination thereof, entered into by such Person in the ordinary course of its business for the purpose of limiting or managing exchange rate risks to which such Person is subject.

“Exempt Foreign Subsidiary” means any Restricted Subsidiary that is a foreign corporation if more than 50% of the (i) total combined voting power of all Voting Stock of the corporation or (ii) the total value of the Capital Stock of the corporation is owned or is considered as owned by United States shareholders on any day during the taxable year of the foreign corporation and that, in any case, is so designated by Swift in an Officers’ Certificate delivered to the Trustee, and which Restricted Subsidiary is not a guarantor of, and has no Lien (other than a Lien with respect to less than two-thirds of the Capital Stock of an Exempt Foreign Subsidiary) to secure the Bank Credit Facilities or any other Indebtedness of Swift or any Restricted Subsidiary other than an Exempt Foreign Subsidiary. A United States shareholder, as used in this definition, means any Person who owns or is considered as owning 10% or more of the total combined voting power of all Voting Stock of the foreign corporation. Ownership is determined by applying the attribution rules of ownership in Internal Revenue Code Section 958. References to Internal Revenue Code sections in this definition include such sections as amended or superseded, including Treasury regulations promulgated thereunder. Swift may revoke the designation of any Exempt Foreign Subsidiary by notice to the Trustee.

“Fair Market Value” means, with respect to any Property to be transferred pursuant to any Asset Sale or Sale and Leaseback Transaction or any noncash consideration or Property transferred or received by any Person, the fair market value of such consideration or other Property as determined by:

(a) any officer of Swift if such fair market value is greater than $2.0 million but less than $10.0 million; and

(b) the Board of Directors of Swift as evidenced by a certified resolution delivered to the Trustee if such fair market value is equal to or in excess of $10.0 million.

“GAAP” means United States generally accepted accounting principles as in effect on the date of the Indenture, unless stated otherwise.

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any indebtedness of any other Person (a “primary obligor”) in any manner, whether directly or indirectly, and including any Lien on the assets of such Person securing obligations to pay Indebtedness of the primary obligor, and any obligation of such Person:

(a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or any security for the payment of such Indebtedness;

(b) to purchase Property, securities or services for the purpose of assuring the holder of such indebtedness of the payment of such indebtedness; or

(c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such indebtedness (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have meanings correlative to the foregoing);

provided, however, that a Guarantee by any Person shall not include:

(d) endorsements by such Person for collection or deposit, in either case, in the ordinary course of business; or

(e) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause of the definition of Permitted Investments.

“Holder” means the Person in whose name a Note is registered on the Securities Register.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or become liable (including by reason of a merger or consolidation) in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such indebtedness or obligation on the balance sheet of such Person (and “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, however, that solely for purposes of determining compliance with “—Certain covenants—Limitation on Indebtedness,” amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness shall at all times be the aggregate principal amount at Stated Maturity. For purposes of this definition, Indebtedness of Swift or a Restricted Subsidiary held by a Wholly Owned Subsidiary shall be deemed to be Incurred by us or such Restricted Subsidiary in the event such Indebtedness is transferred to a Person other than Swift or a Wholly Owned Subsidiary.

“Indebtedness” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent:

(a) any obligation of such Person for borrowed money;

(b) any obligation of such Person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including any such obligations incurred in connection with the acquisition of Property, assets or business;

(c) any reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person;

(d) any obligation of such Person issued or assumed as the deferred purchase price of Property or services (other than Trade Accounts Payable);

(e) any Capital Lease Obligation of such Person;

(f) the maximum fixed redemption or repurchase price of Disqualified Stock of such Person at the time of determination;

(g) any Preferred Stock of any Restricted Subsidiary, provided that such Restricted Subsidiary is not a Subsidiary Guarantor;

(h) any payment obligation of such Person under Exchange Rate Contracts, Interest Rate Protection Agreements, Oil and Gas Hedging Contracts or under any similar agreements or instruments;

(i) any obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party;

(j) any obligation of the type referred to in clauses (a) through (i) of this paragraph of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise; and

(k) all obligations of the type referred to in clauses (a) through (i) of another Person secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured;

provided, however, that Indebtedness shall not include Production Payments and Reserve Sales. For purposes of this definition, the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability at such date in respect of any contingent obligations described above.

“Interest Rate Protection Agreement” means, with respect to any Person, any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into by such Person in the ordinary course of its business for the purpose of limiting or managing interest rate risks to which such Person is subject.

“Investment” means, with respect to any Person:

(a) any amount paid by such Person, directly or indirectly, to any other Person for Capital Stock of, or as a capital contribution to, any other Person; or

(b) any direct or indirect loan or advance to any other Person (other than accounts receivable of such Person arising in the ordinary course of business);

provided, however, that Investments shall not include:

(1) in the case of clause (a) as used in the definition of “Restricted Payments” only, any such amount paid through the issuance of Capital Stock of Swift (other than Disqualified Stock); and

(2) in the case of clause (a) or (b), extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and any increase in the equity ownership in any Person resulting from retained earnings of such Person.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Issue Date” means the date on which the Offered Notes first were issued under the Indenture.

“Lien” means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or other), charge, easement, encumbrance, preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing). For purposes of the provisions of the Indenture described under “—Certain covenants—Limitation on Liens,” a Capital Lease Obligation shall be deemed to be secured by a Lien on the Property being leased.

“Liquid Securities” means securities:

(a) of an issuer that is not an Affiliate of Swift;

(b) that are publicly traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market; and

(c) as to which Swift is not subject to any restrictions on sale or transfer (including any volume restrictions under Rule 144 under the Securities Act or any other restrictions imposed by the Securities

Act) or as to which a registration statement under the Securities Act covering the resale thereof is in effect for as long as the securities are held;

provided that securities meeting the requirements or clauses (a), (b) and (c) above shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of:

(1) the date on which such securities are sold or exchanged for cash or Permitted Short-Term Investments, and

(2) 240 days following the date of receipt of such securities. If such securities are not sold or exchanged for cash or Permitted Short-Term Investments within 240 days of receipt thereof, for purposes of determining whether the transaction pursuant to which Swift or the Restricted Subsidiary received the securities was in compliance with the provisions of the Indenture described under “—Certain covenants—Limitation on Asset Sales,” such securities shall be deemed not to have been Liquid Securities at any time.

“Material Change” means an increase or decrease (except to the extent resulting from changes in prices) of more than 30% during a fiscal quarter in the estimated discounted future net revenues from proved oil and gas reserves of Swift and its Restricted Subsidiaries, calculated in accordance with clause (a)(1) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change:

(a) any acquisitions during the quarter of oil and gas reserves with respect to which our estimate of the discounted future net revenues from proved oil and gas reserves has been confirmed by independent petroleum engineers; and

(b) any dispositions of Properties during such quarter that were disposed of in compliance with the provisions of the Indenture described under “—Certain covenants—Limitation on Asset Sales.”

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Available Cash” from an Asset Sale means cash proceeds received therefrom, including:

(a) any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received; and

(b) the Fair Market Value of Liquid Securities and Permitted Short-Term Investments, and excluding:

(1) any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the Property that is the subject of such Asset Sale, and

(2) except to the extent converted within 240 days after such Asset Sale to cash, Liquid Securities or Permitted Short-Term Investments, consideration constituting Exchanged Properties or consideration other than as identified in the immediately preceding clauses (a) and (b), in each case net of:

(a) all legal, title and recording expenses, commissions and other fees and expenses Incurred, and all federal, state, foreign and local taxes required to be paid or accrued as a liability under GAAP as a consequence of such Asset Sale;

(b) all payments made on any Indebtedness (but specifically excluding Indebtedness of Swift and its Restricted Subsidiaries assumed in connection with or in anticipation of such Asset Sale) that is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale, provided that such payments are made in a manner that results in the permanent reduction in the balance of such Indebtedness and, if applicable, a permanent reduction in any outstanding commitment for future incurrences of Indebtedness thereunder,

(c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

(d) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by us or any Restricted Subsidiary after such Asset Sale;

provided, however, that if any consideration for an Asset Sale (which would otherwise constitute Net Available Cash) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, such consideration (or any portion thereof) shall become Net Available Cash only at such time as it is released to such Person or its Restricted Subsidiaries from escrow.

“Net Working Capital” means:

(a) all current assets of Swift and its Restricted Subsidiaries; less

(b) all current liabilities of Swift and its Restricted Subsidiaries, except current liabilities included in Indebtedness,

in each case as set forth in consolidated financial statements of Swift prepared in accordance with GAAP.

“Non-recourse Purchase Money Indebtedness” means Indebtedness (other than Capital Lease Obligations) of Swift or any Restricted Subsidiary Incurred in connection with the acquisition by us or such Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by us or such Restricted Subsidiary in conducting our operations) with respect to which:

(a) the holders of such Indebtedness agree that they will look solely to the fixed assets so acquired that secure such Indebtedness, and neither Swift nor any Restricted Subsidiary:

(1) is directly or indirectly liable for such Indebtedness, or

(2) provides credit support, including any undertaking, Guarantee, agreement or instrument that would constitute Indebtedness (other than the grant of a Lien on such acquired fixed assets); and

(b) no default or event of default with respect to such Indebtedness would cause, or permit (after notice or passage of time or otherwise), any holder of any other Indebtedness of Swift or a Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment, repurchase, redemption, defeasance or other acquisition or retirement for value thereof to be accelerated or payable prior to any scheduled principal payment, scheduled sinking fund payment or maturity.

“Oil and Gas Business” means the business of exploiting, exploring for, developing, acquiring, operating, producing, processing, gathering, marketing, storing, selling, hedging, treating, swapping, refining and transporting hydrocarbons and other related energy businesses.

“Oil and Gas Hedging Contract” means, with respect to any Person, any agreement or arrangement, or any combination thereof, relating to oil and gas or other hydrocarbon prices, transportation or basis costs or differentials or other similar financial factors, that is customary in the Oil and Gas Business and is entered into by such Person in the ordinary course of its business for the purpose of limiting or managing risks associated with fluctuations in such prices, costs, differentials or similar factors.

“Oil and Gas Liens” means:

(a) Liens on any specific Property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such Property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for “development” shall include costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests);

(b) Liens on an oil or gas producing property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such Property;

(c) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, incentive compensation programs for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary, master limited partnership agreements, farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements that are customary in the Oil and Gas Business; provided, however, in all instances that such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract;

(d) Liens arising in connection with Production Payments and Reserve Sales; and

(e) Liens on pipelines or pipeline facilities that arise by operation of law.

“Permitted Business Investments” means Investments and expenditures made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively engaging therein through agreements, transactions, interests or arrangements that permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including:

(a) ownership interests in oil and gas properties or gathering, transportation, processing, storage or related systems; and

(b) Investments and expenditures in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited) and other similar agreements (including for limited liability companies) with third parties, excluding, however, Investments in corporations other than Restricted Subsidiaries.

“Permitted Hedging Agreements” means:

(a) Exchange Rate Contracts and Oil and Gas Hedging Contracts; and

(b) Interest Rate Protection Agreements but only to the extent that the stated aggregate notional amount thereunder does not exceed 100% of the aggregate principal amount of the Indebtedness of Swift or a Restricted Subsidiary covered by such Interest Rate Protection Agreements at the time such agreements were entered into.

“Permitted Investments” means any and all of the following:

(a) Permitted Short-Term Investments;

(b) Investments in property, plant and equipment used in the ordinary course of business and Permitted Business Investments;

(c) Investments by any Restricted Subsidiary in Swift;

(d) Investments by us or any Restricted Subsidiary in any Restricted Subsidiary;

(e) Investments by us or any Restricted Subsidiary:

(1) in any Person that will, upon the making of such Investment, become a Restricted Subsidiary, or

(2) if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, us or a Restricted Subsidiary;

(f) Investments in the form of securities received from Asset Sales, provided that such Asset Sales are made in compliance within the provisions of the Indenture described under “—Certain covenants—Limitation on Asset Sales;”

(g) Investments in negotiable instruments held for collection; lease, utility and other similar deposits; and stock, obligations or other securities received in settlement of debts (including under any bankruptcy or other similar proceeding) owing to us or any of our Restricted Subsidiaries as a result of foreclosure, perfection or enforcement of any Liens or Indebtedness, in each of the foregoing cases in the ordinary course of business of Swift or such Restricted Subsidiary;

(h) relocation allowances for, and advances and loans in compliance with the Sarbanes-Oxley Act of 2002 to, officers, directors and employees of Swift or any of its Restricted Subsidiaries made in the ordinary course of business, provided such items do not exceed in the aggregate $2.0 million at any one time outstanding;

(i) Investments intended to promote our strategic objectives in the Oil and Gas Business in an amount not to exceed 6.0% of Adjusted Consolidated Net Tangible Assets (determined as of the date of the making of any such Investment) at any one time outstanding, which Investments shall be deemed to be no longer outstanding only to the extent of dividends, repayments of loans or advances or other transfers of Property or returns of capital received by us or any Restricted Subsidiary from such Persons, provided that, for purposes of the covenant described under “—Certain covenants—Limitation on Restricted Payments” the receiving of such amounts by us or our Restricted Subsidiaries does not increase the amount of Restricted Payments that Swift and our Restricted Subsidiaries may make pursuant to clause (c)(5)(A) of such covenant;

(j) Investments made pursuant to Permitted Hedging Agreements of Swift and its Restricted Subsidiaries; and

(k) Investments pursuant to any agreement or obligation of Swift or any of its Restricted Subsidiaries as in effect on the Issue Date (other than Investments described in clauses (a) through (j) above), provided that Investments made pursuant to this clause shall be included in the calculation of Restricted Payments.

“Permitted Liens” means any and all of the following:

(a) any Lien existing on any Property of the Company and any Subsidiary Guarantor securing Indebtedness or other obligations under Bank Credit Facilities that were permitted by clause (b) of the definition of Permitted Indebtedness to be Incurred;

(b) Liens existing as of the Issue Date;

(c) Liens securing the Notes, any Subsidiary Guaranties and other obligations arising under the Indenture;

(d) any Lien existing on any Property of a Person at the time such Person is merged or consolidated with or into Swift or a Restricted Subsidiary or becomes a Restricted Subsidiary (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other Property of Swift or the Restricted Subsidiaries;

(e) any Lien existing on any Property at the time of the acquisition thereof (and not incurred in anticipation of or in connection with such transaction), provided that such Lien is not extended to other Property of Swift or the Restricted Subsidiaries;

(f) any Lien incurred in the ordinary course of business incidental to the conduct of the business of Swift or the Restricted Subsidiaries or the ownership of their Property, including:

(1) easements, rights of way and similar encumbrances,

(2) rights or title of lessors under leases (other than Capital Lease Obligations),

(3) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of Swift or the Restricted Subsidiaries on deposit with or in the possession of such banks,

(4) Liens imposed by law, including Liens under workers’ compensation or similar legislation and mechanics’, carriers’, warehousemen’s, materialmen’s, suppliers’ and vendors’ Liens,

(5) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of alike nature and incurred in a manner consistent with industry practice, and

(6) Oil and Gas Liens,

in each case that are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property (other than Trade Accounts Payable);

(g) Liens for taxes, assessments and governmental charges not yet due or the validity of which is being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time;

(h) Liens incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings so long as reserves have been established to the extent required by GAAP as in effect at such time and so long as such Liens do not encumber assets by an aggregate amount (together with the amount of any unstayed judgments against us or any Restricted Subsidiary but excluding any such Liens to the extent securing insured or indemnified judgments or orders) in excess of $20.0 million;

(i) Liens securing Permitted Hedging Agreements of Swift and its Restricted Subsidiaries;

(j) Liens securing Capital Lease Obligations, provided that such Capital Lease Obligations are permitted under “—Certain covenants—Limitation on Indebtedness” and the Liens attach only to the Property acquired with the proceeds of such Capital Lease Obligations;

(k) Liens securing Non-recourse Purchase Money Indebtedness granted in connection with the acquisition by us or any Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by us or such Subsidiary Guarantor in conducting its operations), provided that:

(1) such Liens attach only to the fixed assets acquired with the proceeds of such Non-recourse Purchase Money Indebtedness, and

(2) such Non-recourse Purchase Money Indebtedness is not in excess of the purchase price of such fixed assets;

(l) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of decreasing or legally defeasing Indebtedness of Swift or any of its Subsidiaries so long as such deposit of funds is permitted by the provisions of the Indenture described under “—Limitation on Restricted Payments”;

(m) Liens resulting from a pledge of Capital Stock of a Person that is not a Restricted Subsidiary to secure obligations of such Person and any refinancings thereof;

(n) Liens to secure any permitted extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to in clauses (a), (b), (c), (d), (i) and (j) above; provided, however, that:

(1) such new Lien shall be limited to all or part of the same Property (including future improvements thereon and accessions thereto) subject to the original Lien, and

(2) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of:

(A) the outstanding principal amount or, if greater, the committed amount of the Indebtedness secured by such original Lien immediately prior to such extension, renewal, refinancing, refunding or exchange, and

(B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(o) Liens in favor of us or a Restricted Subsidiary; and

(p) Liens not otherwise permitted by clauses (a) through (o) above incurred in the ordinary course of business of Swift and its Restricted Subsidiaries and encumbering Property having an aggregate Fair Market Value not in excess of the greater of (1) $10.0 million and (2) 0.5% of Adjusted Consolidated Net Tangible Assets as of the date of Incurrence of any such Lien.

Notwithstanding anything in this paragraph to the contrary, the term “Permitted Liens” does not include Liens resulting from the creation, incurrence, issuance, assumption or Guarantee of any Production Payments and Reserve Sales other than:

(a) any such Liens existing as of the Issue Date;

(b) Production Payments and Reserve Sales in connection with the acquisition of any Property after the Issue Date, provided that any such Lien created in connection therewith is created, incurred, issued, assumed or guaranteed in connection with the financing of, and within 60 days after the acquisition of, such Property;

(c) Production Payments and Reserve Sales, other than those described in clauses (a) and (b) of this sentence, to the extent such Production Payments and Reserve Sales constitute Asset Sales made pursuant to and in compliance with the provisions of the Indenture described under “—Limitation on Asset Sales”; and

(d) incentive compensation programs for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary;

provided, however, that, in the case of the immediately foregoing clauses (a), (b), (c) and (d), any Lien created in connection with any such Production Payments and Reserve Sales shall be limited to the Property that is the subject of such Production Payments and Reserve Sales.

“Permitted Refinancing Indebtedness” means Indebtedness (“new Indebtedness”), Incurred in exchange for, or proceeds of which are used to refinance, other Indebtedness (“old Indebtedness”); provided, however, that:

(a) such new Indebtedness is in an aggregate principal amount not in excess of the sum of:

(1) the aggregate principal amount then outstanding of the old Indebtedness (or, if such old Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination), and

(2) an amount necessary to pay any fees and expenses, including premiums, related to such exchange or refinancing;

(b) such new Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the old Indebtedness;

(c) such new Indebtedness has an Average Life at the time such new Indebtedness is Incurred that is equal to or greater than the Average Life of the old Indebtedness at such time;

(d) such new Indebtedness is subordinated in right of payment to the Notes (or, if applicable, the Subsidiary Guaranties) to at least the same extent, if any, as the old Indebtedness; and

(e) if such old Indebtedness is Non-recourse Purchase Money Indebtedness or Indebtedness that refinanced Non-recourse Purchase Money Indebtedness, such new Indebtedness satisfies clauses (a) and (b) of the definition of “Non-recourse Purchase Money Indebtedness.”

“Permitted Short-Term Investments” means:

(a) Investments in U.S. Government Obligations maturing within one year of the date of acquisition thereof;

(b) Investments in demand accounts, time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America or any State thereof or the District of Columbia that is a member of the Federal Reserve System having capital, surplus and undivided profits aggregating in excess of $500.0 million and whose long-term Indebtedness is rated “A” (or higher) according to Moody’s;

(c) Investments in deposits available for withdrawal on demand with any commercial bank that is organized under the laws of any country in which we or any Restricted Subsidiary maintains an office or is engaged in the Oil and Gas Business, provided that:

(1) all such deposits have been made in such accounts in the ordinary course of business, and

(2) such deposits do not at any one time exceed $15.0 million in the aggregate;

(d) repurchase and reverse repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause entered into with a bank meeting the qualifications described in clause (b);

(e) Investments in commercial paper or notes, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of Swift) organized and in existence under the laws of the United States of America or any State thereof or the District of Columbia with a short-term rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P or a long-term rating at the time as of which any Investment is made of “A3” (or higher) according to Moody’s or “A−” (or higher) according to S&P;

(f) Investments in any money market mutual fund having assets in excess of $250.0 million all of which consist of other obligations of the types described in clauses (a), (b), (d) and (e) hereof; and

(g) Investments in asset-backed securities maturing within one year of the date of acquisition thereof with a long-term rating at the time as of which any Investment therein is made of “A3” (or higher) according to Moody’s or “A−” (or higher) according to S&P.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, unlimited liability company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

“Preferred Stock Dividends” means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than Swift or a Wholly Owned Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

“Production Payments and Reserve Sales” means the grant or transfer by us or a Restricted Subsidiary to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Oil and Gas Business, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal, or mixed, or tangible or intangible, including Capital Stock and other securities issued by any other Person (but excluding Capital Stock or other securities issued by such first mentioned Person).

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with Swift.

“Rating Category” means:

(1) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); and

(2) with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories).

“Rating Decline” means a decrease in the rating of the Notes by either Moody’s or S&P by one or more gradations (including gradations within Rating Categories as well as between Rating Categories). In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories, namely + or − for S&P, and 1, 2, and 3 for Moody’s, will be taken into account; for example, in the case of S&P, a rating decline either from BB+ to BB or BB− to B+ will constitute a decrease of one gradation.

“Reference Date” means April 1, 2004.

“Reference Treasury Dealer” means J.P. Morgan Securities Inc. and its successors and assigns, Credit Suisse Securities (USA) LLC and its successors and assigns and one other nationally recognized investment banking firm selected by Swift that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City Time, on the third Business Day immediately preceding such redemption date.

“Restricted Payment” means:

(a) a dividend or other distribution declared or paid on the Capital Stock of Swift or to our shareholders (other than dividends, distributions or payments made solely in Capital Stock (other than Disqualified Stock of Swift) of Swift or in options, warrants or other rights to purchase or acquire Capital Stock (other than Disqualified Stock)), or declared and paid to any Person other than Swift or any of its Restricted Subsidiaries (and, if such Restricted Subsidiary is not a Wholly Owned Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by us or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) on the Capital Stock of any Restricted Subsidiary;

(b) a payment made by us or any of our Restricted Subsidiaries (other than to us or any Restricted Subsidiary) to purchase, redeem, acquire or retire any Capital Stock, or any options, warrants or other rights to acquire Capital Stock, of Swift or of a Restricted Subsidiary;

(c) a payment made by us or any of our Restricted Subsidiaries to redeem, repurchase, legally defease or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or scheduled mandatory redemption, any Subordinated Indebtedness of Swift or a Guarantor, provided that this clause shall not include any such payment with respect to:

(1) any such Subordinated Indebtedness to the extent of Excess Proceeds remaining after compliance with the provisions of the Indenture described under “—Certain covenants—Limitation on Asset Sales” and to the extent required by the Indenture or other agreement or instrument pursuant to which such Subordinated Indebtedness was issued, or

(2) the purchase, repurchase or other acquisition of any such subordinated Indebtedness purchased in anticipation of satisfying a scheduled maturity, scheduled sinking fund or scheduled mandatory redemption, in each case due within one year of the date of acquisition; or

(d) an Investment (other than a Permitted Investment) by us or a Restricted Subsidiary in any Person.

“Restricted Subsidiary” means any Subsidiary of Swift that has not been designated an Unrestricted Subsidiary pursuant to the provision of the Indenture described under “—Certain covenants—Restricted and Unrestricted Subsidiaries.”

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Sale and Leaseback Transaction” means, with respect to any Person, any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a Wholly Owned Subsidiary of such Person or between one or more Wholly Owned Subsidiaries of such Person) pursuant to which Property is sold or transferred by such Person or a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries.

“SEC” or “Commission” means the Securities and Exchange Commission.

“Senior Indebtedness” when used with respect to us means our obligations with respect to Indebtedness of Swift, whether outstanding on the date of the Indenture or thereafter Incurred, and any renewal, refunding, refinancing, replacement or extension thereof, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinate in right of payment to the Notes; provided, however, that Senior Indebtedness of Swift shall not include:

(a) Indebtedness of Swift to a Subsidiary of Swift;

(b) Indebtedness Incurred in violation of the Indenture;

(c) amounts payable or any other Indebtedness to employees of Swift or any Subsidiary of Swift;

(d) any Indebtedness of Swift that, when Incurred and without regard to any election under Section 1111(b) of the United States Bankruptcy Code, was without recourse to us;

(e) Subordinated Indebtedness of Swift;

(f) obligations with respect to any Capital Stock of Swift; and

(g) in-kind obligations relating to net oil and gas balancing positions.

“Senior Indebtedness” of any Subsidiary Guarantor has a correlative meaning.

“Senior Indebtedness Offer” means an offer by us or a Subsidiary Guarantor to purchase all or a portion of Senior Indebtedness to the extent required by the indenture or other agreement or instrument pursuant to which such Senior Indebtedness was issued.

“Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that would be a “Significant Subsidiary” of Swift within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

“Stated Maturity” when used with respect to any security or any installment of principal thereof or interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of principal or interest is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Indebtedness” means Indebtedness of Swift (or a Subsidiary Guarantor) that is subordinated or junior in right of payment to the Notes (or a Subsidiary Guaranty, as appropriate) pursuant to a written agreement to that effect.

“Subsidiary” of a Person means:

(a) another Person that is a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned or controlled by:

(1) the first Person,

(2) the first Person and one or more of its Subsidiaries, or

(3) one or more of the first Person’s Subsidiaries; or

(b) another Person that is not a corporation (x) at least 50% of the Capital Stock of which, and (y) the power to elect or direct the election of a majority of the directors or other governing body of which are controlled by Persons referred to in clause (1), (2) or (3) above.

“Subsidiary Guarantors” means, unless released from their Subsidiary Guaranties as permitted by the Indenture, (i) Swift Energy Operating, LLC, (ii) any Restricted Subsidiary that becomes a guarantor of the Notes in compliance with the provisions of the Indenture and executes a supplemental indenture agreeing to be bound by the terms of the Indenture, and (iii) their respective successors.

“Subsidiary Guaranty” means an unconditional senior guaranty of the Notes given by any Restricted Subsidiary pursuant to the terms of the Indenture.

“Trade Accounts Payable” means accounts payable or other obligations of Swift or any Restricted Subsidiary to trade creditors created or assumed by us or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services.

“Unrestricted Subsidiary” means:

(a) each Subsidiary of Swift that we have designated pursuant to the provisions of the Indenture described under “—Certain covenants—Restricted and Unrestricted Subsidiaries” as an Unrestricted Subsidiary; and

(b) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means securities that are:

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America that, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a) of the Securities Act), as custodian, with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment or principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” of any Person means Capital Stock of such Person that ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

“Wholly Owned Subsidiary” means, at any time, a Restricted Subsidiary of Swift all the Voting Stock of which (other than directors’ qualifying shares) is at such time owned, directly or indirectly, by us and our other Wholly Owned Subsidiaries.

Defeasance and covenant defeasance

The Indenture provides that we will, at our election at any time, be discharged from our obligations with respect to the Notes (“Legal Defeasance”) except for certain obligations to:

(a) exchange or register the transfer of Notes;

(b) to replace stolen, lost or mutilated Notes;

(c) to maintain paying agencies; and

(d) to hold moneys for payment in trust.

In addition, the Indenture provides that if we take the actions described below, we may omit to comply with certain covenants, including those described under “—Repurchase at the option of Holders upon a Change of Control,” “—Certain covenants” and in clause (d) under the first paragraph of “—Merger, consolidation and sale of substantially all assets.” Additionally, the occurrence of the Events of Default described below in clauses (c) and (d) (with respect to such covenants) and clauses (e), (f), (g) (with respect to Significant Subsidiaries) and (h) under “—Events of Default and notice” will be deemed not to be or result in an Event of Default.

Such Legal Defeasance and Covenant Defeasance may occur only if, among other things, we:

(a) deposit in trust for the benefit of the Holders of the Notes, money or U.S. Government Obligations, or a combination thereof, that, through the payment of principal, premium, if any, and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Notes at the Stated Maturity thereof or on earlier redemption in accordance with the terms of the Indenture and the Notes; and

(b) in the case of Legal Defeasance, deliver to the Trustee an Opinion of Counsel

(1) to the effect that:

(A) we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(B) since the date of the Indenture there has been a change in the applicable federal income tax law,

in either case to the effect that Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur, and

(2) that the resulting trust will not be an “Investment Company” within the meaning of the Investment Company Act of 1940 unless such trust is qualified thereunder or exempt from regulation thereunder; or

(c) in the case of Covenant Defeasance, deliver to the Trustee on Opinion of Counsel to the effect that:

(1) Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur, and

(2) that the resulting trust will not be an “Investment Company” within the meaning of the Investment Company Act of 1940 unless such trust is qualified thereunder or exempt from regulation thereunder.

If we were to exercise the Covenant Defeasance option and the Notes were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments.

If we exercise either of the options described above, each Subsidiary Guarantor, if any, will be released from all its obligations under its Subsidiary Guaranty.

Events of default and notice

The following are summaries of Events of Default under the Indenture with respect to the Notes:

(a) failure to pay any interest on the Notes when due, continued for 30 days;

(b) failure to pay principal of (or premium, if any, on) the Notes when due;

(c) failure to comply with the provisions of the Indenture described under “Merger, consolidation and sale of substantially all assets”;

(d) failure to perform any other covenant of Swift in the Indenture, continued for 30 days after written notice to us from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(e) a default by us or any Restricted Subsidiary under any Indebtedness for borrowed money in an aggregate amount greater than $25.0 million (other than Non-recourse Purchase Money Indebtedness) that results in acceleration of the maturity of such Indebtedness, or failure to pay any such Indebtedness at maturity, if such Indebtedness is not discharged or such acceleration is not rescinded or annulled within 30 days after written notice as provided in the Indenture;

(f) one or more final judgments or orders by a court of competent jurisdiction are entered against us or any Restricted Subsidiary in an uninsured or unindemnified aggregate amount outstanding at any time in excess of $25.0 million and such judgments or orders are not discharged, waived, stayed, satisfied or bonded for a period of 60 consecutive days;

(g) certain events of bankruptcy, insolvency or reorganization with respect to Swift or any Significant Subsidiary; or

(h) a Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of the Indenture and such Subsidiary Guaranty) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty.

The Indenture provides that if an Event of Default (other than an Event of Default described in clause (g) above) with respect to the Notes at the time outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by notice as provided in the Indenture may declare the principal amount of the Notes to be due and payable immediately. If an Event of Default described in clause (g) above with respect to the Notes at the time outstanding shall occur, the principal amount of all the Notes will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of at least a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Notes, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of at least a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

No Holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(a) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes;

(b) the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

(c) the Trustee has failed to institute such proceeding and has not received from the Holders of at least a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such limitations do not apply to a suit instituted by a Holder of Notes for the enforcement of payment of the principal of or any premium or interest on such Notes on or after the applicable due date specified in such Notes.

Modification of the indenture; waiver

The Indenture provides that modifications and amendments of the Indenture may be made by us, any Subsidiary Guarantors and the Trustee without the consent of any Holders of Notes in certain limited circumstances, including:

(a) to cure any ambiguity, omission, defect or inconsistency;

(b) to provide for the assumption of the obligations of Swift under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all the Property of Swift and the Restricted Subsidiaries taken as a whole and certain other events specified in the provisions of the Indenture described under “Merger, consolidation and sale of substantially all assets”;

(c) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(d) to comply with any requirement of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(e) to make any change that does not adversely affect the rights of any Holder of Notes in any material respect;

(f) to add or remove Subsidiary Guarantors pursuant to the procedure set forth in the Indenture; and

(g) certain other modifications and amendments as set forth in the Indenture.

The Indenture contains provisions permitting us, any Subsidiary Guarantors and the Trustee with the written consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of the Notes, except that no such supplemental indenture, amendment or waiver may, without the consent of all the Holders of outstanding Notes, among other things:

(a) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver;

(b) reduce the rate of or change the time for payment of interest on any Notes;

(c) change the currency in which any amount due in respect of the Notes is payable;

(d) reduce the principal of or any premium on or change the Stated Maturity of any Notes or alter the redemption provisions with respect thereto;

(e) reduce the relative ranking of any Notes;

(f) release any security that may have been granted to the Trustee in respect of the Notes;

(g) at any time after a Change of Control has occurred, change the repurchase price or the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant to such Change of Control Offer, or

(h) make certain other significant amendments or modifications as specified in the Indenture.

The Holders of at least a majority in aggregate principal amount of the outstanding Notes may waive compliance by Swift with certain restrictive provisions of the Indenture. The Holders of at least a majority in aggregate principal amount of the outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture that cannot be amended without the consent of the Holders of each outstanding Note.

The consent of the Holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed supplemental indenture. It is sufficient if such consent approves the substance of the proposed supplemental indenture. After an amendment under the Indenture becomes effective, we are required to mail to each registered Holder of the Notes at such Holder’s address appearing in the Security Register a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Notices

Notices to Holders of the Notes will be given by mail to the addresses of such Holders as they may appear in the Security Register.

Governing law

The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.

Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture. Wells Fargo Bank, National Association maintains normal banking relationships with us and our Subsidiaries and may perform certain services and transact other business with us and our Subsidiaries from time to time in the ordinary course of business. In accordance with the Trust Indenture Act, if the Trustee acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

Book-entry system

The Notes will be initially issued in the form of one or more Global Securities registered in the name of The Depository Trust Company (“DTC”) or its nominee.

Upon the issuance of a Global Security, DTC will credit the accounts of Persons holding through it with the respective principal amounts of the Notes represented by such Global Security purchased by such Persons in this offering of the Notes. Such accounts shall be designated by the underwriters of the Offered Notes. Ownership of beneficial interests in a Global Security will be limited to Persons that have accounts with DTC (“participants”) or Persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such Global Security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

Payment of principal of and interest on Notes represented by a Global Security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. We have been advised by DTC that upon receipt of any payment of principal of or interest on any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Security is exchangeable for certificated Notes only if:

(a) DTC notifies us that it is unwilling or unable to continue as a depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act; or

(b) a Default or an Event of Default with respect to the Notes represented by such Global Security occurs, and DTC requests the Trustee and us to effect such an exchange.

Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be exchanged for certificated Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated Notes,

(a) certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof,

(b) payment of principal of, and premium, if any, and interest on, the certificated Notes will be payable, and the transfer of the certificated Notes will be registrable, at the office or agency of Swift maintained for such purposes, and

(c) no service charge will be made for any registration of transfer or exchange of the certificated Notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture and the Notes. Except as set forth above, owners of beneficial interests in a Global Security will not be entitled to have the Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under such Global Security. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. We understand that under existing industry practices, in the event that we request any action of Holders or that an owner of a beneficial interest in a Global Security desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the underwriters of the Offered Notes), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Swift, the Trustee or the underwriters of the Offered Notes will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Material U.S. federal income tax considerations

The following discussion describes certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes by initial purchasers of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. The information in this section is based on the Internal Revenue Code of 1986, as amended (the “Code”), current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (“IRS”), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS (except with respect to the taxpayer that received the ruling), and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively.

Baker & Hostetler LLP has reviewed the discussion below and is of the opinion that the discussion fairly summarizes the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes that are likely to be material to a U.S Holder who acquires a note in the initial issue at the initial issue price and certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of the notes that are likely to be material to a Non-U.S. Holder who acquires the notes in the initial issue at their initial issue price. Their opinion is based on various assumptions, including assumptions regarding the accuracy of factual representations made by us and is subject to limitations. Their opinion is not binding on the IRS or any court. We have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to any of the matters discussed herein. The IRS could at any time challenge one or more of the tax consequences discussed herein and such a challenge could be successful.

Because this is a summary that is intended to address only certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes that will apply to all holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, hold notes through a partnership or similar pass-through entity, or otherwise are subject to special tax treatment under the Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with notes that are held as “capital assets,” within the meaning of Section 1221 of the Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

You should review the following discussion and consult with your tax advisor to determine the effect of the acquisition, ownership and disposition of the notes on your individual tax situation, including any state, local or non-U.S. tax consequences.

ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES SET FORTH HEREIN WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING OF THE OFFERING DESCRIBED HEREIN. SUCH DISCUSSION IS NOT INTENDED OR WRITTEN TO BE LEGAL OR TAX ADVICE TO ANY PERSON AND IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH PROSPECTIVE

INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. federal income taxation of U.S. holders

As used herein, the term “U.S. Holder” means the beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States, any state of the U.S. or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust:

(i) whose administration is subject to the primary supervision of a U.S. court with respect to which one or more U.S. persons have the authority to control all substantial decisions; or

(ii) that was both treated as a domestic trust on August 19, 1996 and in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) or other flow-through or fiscally transparent entity is a beneficial owner of a note, the tax treatment of a partner or owner in the entity will generally depend upon the status of the partner or other owner and upon the activities of the partnership or entity. Partners of partnerships or owners in other flow-through or fiscally transparent entities that are prospective holders of the notes are urged to consult their own tax advisors.

Interest and original issue discount on the notes

The notes pay interest at a stated rate of        percent (     %). A U.S. Holder will be required to include stated interest on a note in his, her or its income as ordinary income in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

If the issue price of a note is less than its stated redemption price at maturity, then the note will be treated as being issued with original issue discount (“OID”) for U.S. federal income tax purposes unless the difference between the note’s issue price and its stated redemption price at maturity is less than a statutory de minimis amount (one-fourth of one percent of the stated redemption price at maturity of the note times the number of complete years from issuance to maturity). Generally, the “issue price” of a note is the first price at which a substantial amount of the notes is sold to purchasers other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The “stated redemption price at maturity” of a note is the total of all payments to be made under the note other than qualified stated interest (generally, stated interest that is unconditionally payable in cash or property at least annually at a single fixed rate or at certain floating rates that properly take into account the length of the interval between stated interest payments). In this case, the stated redemption price at maturity of the notes will not exceed the principal amount of the notes by more than the statutory de minimis amount described above and the notes will not be treated as having been issued with OID.

Amortizable Bond Premium

If a U.S. Holder purchases a debt instrument for an amount that is greater than the sum of all amounts payable on the debt instrument after the purchase date, other than payments of qualified stated interest, then such U.S. Holder will be considered to have purchased the debt instrument with “amortizable bond premium.” In general, amortizable bond premium with respect to any debt instrument (such as a note) will be equal in amount to the excess, if any, of the tax basis (reduced as set forth in the following sentence) over the sum of all amounts payable on the debt instrument other than qualified stated interest. However, in the case of a debt instrument that may be redeemed prior to maturity at the option of the issuer, the amount of amortizable bond premium is determined by substituting the first date on which the debt instrument may be redeemed (the “redemption date”) for the maturity date and the applicable redemption price on the redemption date for the amount payable at maturity, if the result would maximize the U.S. Holder’s yield to maturity (i.e., result in a smaller amount of amortizable bond premium properly allocable to the period before the redemption date). If the issuer does not in fact exercise its right to redeem the debt instrument on the applicable redemption date, then the debt instrument will be treated (solely for purposes of the amortizable bond premium rules) as having matured and then as having been reissued for the U.S. Holder’s “adjusted acquisition price,” which is an amount equal to the U.S. Holder’s basis in the debt instrument (as determined under the applicable Treasury Regulations), less the sum of (i) any amortizable bond premium allocable to prior accrual periods and (ii) any payments previously made on the debt instrument (other than payments of qualified stated interest). The debt instrument deemed to have been reissued will again be subject to the amortizable bond premium rules with respect to the remaining dates on which the debt instrument is redeemable.

A U.S. Holder may elect to amortize bond premium on a debt instrument over the remaining term of the debt instrument. Once made, the election applies to all taxable debt instruments then owned and thereafter acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies, and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor. In general, a U.S. Holder amortizes bond premium by offsetting the qualified stated interest allocable to an accrual period with the bond premium allocable to the accrual period, which is determined under a constant yield method pursuant to the applicable Treasury Regulations. If the bond premium allocable to an accrual period exceeds the qualified stated interest allocable to such period, the excess is treated by the U.S. Holder as a bond premium deduction. The bond premium deduction for each accrual period is limited to the amount by which the U.S. Holder’s total interest inclusions on the debt instrument in prior accrual periods exceed the total amount treated by such U.S. Holder as a bond premium deduction on the debt instrument in prior accrual periods. Any amounts not deductible in an accrual period may be carried forward to the next accrual period and treated as bond premium allocable to that period.

Effect of repurchase or optional redemption on interest or original issue discount

Holders of notes have the right to require us to repurchase all or any part of such holder’s notes upon a Change of Control. See “Description of the Notes — Repurchase at the Option of Holders Upon a Change of Control.” Under the contingent payment debt rules of the original issue discount regulations, certain possible payments are not treated as contingencies or are excepted from consideration for purposes of calculating original issue discount (for example, in cases which the possible payments are remote, incidental, or fit certain other exceptions). We intend to take the position that a repurchase at the option of a U.S. Holder if a Change of Control occurs is remote. We also have the right to redeem all or any portion of the notes after 2012, redeem up to 35% of the aggregate principal amount of the notes originally issued with the net proceeds of one or more Equity Offerings prior to 2010, and redeem all or any portion of the notes for 100% of the principal amount of the notes plus the Applicable Premium at any time prior to 2012. See “Description of the Notes — Optional Redemption.” Under applicable Treasury regulations, computation of the interest or original issue discount on a debt instrument is not affected by these repurchase rights and obligations if, based on all facts and circumstances as of the issue date, the likelihood that the contingencies that give rise to the repurchase rights and obligations will occur is remote. Further, with respect to any unconditional option we have to redeem the notes, solely for the purpose of computing original issue discount, we will be assumed to exercise any such option to redeem if the exercise will lower the yield-to-maturity of the debt instrument. We intend to take the position (which generally will be binding on a U.S. Holder unless the U.S. Holder explicitly discloses a different position on his, her or its timely filed U.S. federal income tax return) that the interest or original issue discount on the notes is unaffected by the repurchase and optional redemption provisions described in this paragraph. There can be no assurance that the IRS will agree with this conclusion, however, if the IRS were successful in challenging this conclusion, a U.S. Holder may be required to recognize additional income on a note or to treat as ordinary income, rather than as capital gain, certain income recognized on the taxable disposition of a note.

The actual occurrence of the contingencies described herein could cause the notes to be treated, for original issue discount purposes, as retired and then reissued on the date of the change in circumstances for an amount, with respect to each note, that is equal to the note’s adjusted issue price on that date. U.S. Holders should consult their own tax advisors regarding the potential effect, if any, of these events on their particular situation.

Sale, disposition or retirement

Upon the sale, retirement at maturity or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between: (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income) and (ii) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder. Gain or loss recognized on the disposition of a note will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than one year. Long-term capital gain of individuals, estates, and trusts currently are subject to a maximum rate of federal income tax of 15% (for taxable years ending on or prior to December 31, 2010). The deductibility of capital losses by a U.S. Holder may be subject to limitations.

U.S. federal income taxation of non-U.S. holders

As used herein, the term “Non-U.S. Holder” means any beneficial owner of a note that is not a U.S. Holder.

Interest on the notes

A Non-U.S. Holder holding the notes on its own behalf generally will be exempt from U.S. federal income and withholding taxes on payments of interest on a note so long as such payments are not effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, unless such Non-U.S. Holder actually or constructively owns 10% or more of the combined voting power of all classes of stock of Swift Energy Company entitled to vote, is a controlled foreign corporation with respect to which Swift Energy Company is a “related person” within the meaning of section 864(d)(4) of the

Code, or a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business. In order for a Non-U.S. Holder that is an individual or corporation (or entity treated as such for U.S. federal income tax purposes) to qualify for this exemption from taxation on noncontingent interest, the “withholding agent” (generally, the last U.S. payor or a non-U.S. payor who is a qualified intermediary or withholding foreign partnership) must have received a statement (generally made on IRS Form W-8BEN) from the individual or corporation that: (i) is signed under penalties of perjury by the beneficial owner of the note, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the beneficial owner’s name and address. Certain securities clearing organizations and other entities that are not beneficial owners, may provide a signed statement accompanied by a copy of the beneficial owner’s IRS Form W-8BEN to the withholding agent. An IRS Form W-8BEN is generally effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances renders any information on the form incorrect. Notwithstanding the preceding sentence, an IRS Form W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports at least annually to the beneficial owner. The beneficial owner must inform the withholding agent within 30 days of such change and furnish a new IRS Form W-8BEN. A Non-U.S. Holder that is not an individual or corporation (or an entity treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements and should consult its tax advisor.

To the extent that interest income with respect to a note is not exempt from U.S. withholding tax as described above, a Non-U.S. Holder may still be able to eliminate or reduce such taxes under an applicable income tax treaty.

Sale, disposition or retirement

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and generally no tax will be withheld) with respect to gain (excluding gain representing accrued interest in which case the rules for interest apply) realized on the sale, exchange, retirement at maturity or other taxable disposition of a note unless:

•	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and, generally, either has a ’tax home’ or ’other fixed place of business’ in the United States; or

•	such gains are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States.

Interest or gain effectively connected with conduct of U.S. trade or business

Except to the extent that an applicable income tax treaty otherwise provides, a Non-U.S. Holder whose gain or interest (including discount) income with respect to a note is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, although exempt from the withholding tax previously discussed if the holder furnishes an IRS Form W-8ECI, will generally be subject to U.S. federal income tax on the gain or interest income at regular U.S. federal income tax rates, as if the holder were a U.S. person. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent of its “dividend equivalent amount,” as such term is defined in the Code, for the taxable year, subject to adjustment, unless it qualifies for a lower rate or an exemption under an applicable tax treaty.

Backup withholding and information reporting

Payments of interest and other current income made by us on, and the proceeds of the sale or other disposition (including a redemption) of, the notes may be subject to information reporting and U.S. federal backup withholding tax at the current rate of 28% if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with U.S. information reporting or certification requirements. Any amount withheld under the backup withholding rules is allowable as a credit against a holder’s U.S. federal income tax, provided that the required information is furnished timely to the IRS.

U.S. federal estate taxation of non-U.S. holders

Subject to applicable estate tax treaty provisions, notes held at the time of death (or notes transferred before death but subject to certain retained rights or powers) by an individual who at the time of death is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes), will not be included in such individual’s gross estate for U.S. federal estate tax purposes provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Swift Energy Company entitled to vote or hold the notes in connection with a U.S. trade or business.

Underwriting

Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Underwriter	Principal amount

J.P. Morgan Securities Inc.	$
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
UBS Securities LLC
Natexis Bleichroeder Inc.
BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
Comerica Securities, Inc.
SG Americas Securities, LLC
Wells Fargo Securities, LLC

Total		$250,000,000

The underwriting agreement provides that the underwriters will purchase all the notes if any of them are purchased.

The notes do not have an established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market making at any time in its sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

We expect delivery of the notes will be made against payment therefor on or about June   , 2007, which is the      business day following the date of pricing of the notes (such settlement being referred to as “T+ “). Under Rule 15(c)6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or during the next succeeding          business days will be required, by virtue of the fact that the notes initially will settle in T+ , to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page of this prospectus supplement and part to certain dealers at prices that represent a concession not in excess of     % of the principal amount of the notes. The underwriters may allow, and any such dealer may re-allow, a concession not in excess of  % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms.

In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes, as applicable. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Certain affiliates of the underwriters perform investment banking and commercial banking services for us in the normal course of business. In addition, Wells Fargo Securities, LLC is an affiliate of Wells Fargo, National Association, our Trustee. JPMorgan Chase Bank, National Association, an affiliate of J.P. Morgan Securities Inc., is the lead agent bank and a lender on our credit facility. We intend to use more than 10% of the net proceeds from the sale of the notes to repay indebtedness owed by us to lenders under our bank credit facility, certain of which are affiliates of certain of the underwriters of the notes, including J.P. Morgan Securities, Inc., Natexis Bleichroeder Inc., BNP Paribas Securities Corp., Calyon Securities (USA) Inc., Comerica Securities, Inc., SG Americas Securities, LLC and Wells Fargo Securities, LLC. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. This rule provides generally that if more than 10% of the net proceeds from the sale of debt securities, not including underwriting compensation, is paid to the underwriters of such debt securities or their affiliates, the yield on the securities may not be lower than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Credit Suisse Securities (USA) LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The yield on the notes, when sold to the public at the public offering price set forth on the cover page of this prospectus, is no lower than that recommended by Credit Suisse Securities (USA) LLC. Credit Suisse Securities (USA) LLC will receive a fee of $5,000 paid by Swift for its services as a qualified independent underwriter.

We have agreed to indemnify the several underwriters and Credit Suisse Securities (USA) LLC in its capacity as a qualified independent underwriter, against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

Legal matters

The validity of the offered notes and U.S. tax matters relating to the notes will be passed upon for us by Baker & Hostetler LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

Experts

The consolidated financial statements of Swift Energy Company appearing in Swift Energy Company’s Annual Report (Form 10-K) for the year ended December 31, 2006, and Swift Energy Company management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Information set forth in this prospectus supplement regarding our estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom is based upon estimates of such reserves and present values audited by H.J. Gruy & Associates, Inc., independent petroleum engineers. All such information has been so included on the authority of such firm as experts regarding the matters in its reports.

Glossary

The terms defined in this section are used throughout this prospectus:

Bbl	Barrel or barrels of oil.

Bcfe	Billion cubic feet of natural gas equivalent (see Mcfe).

BOE	Barrels of oil equivalent.

Development Well	Well drilled within the presently proved productive area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, with the objective of completing in that reservoir.

Exploratory Well	A well drilled either in search of a new, as yet undiscovered oil or natural gas reservoir or to greatly extend the known limits of a previously discovered reservoir.

Gross Acre	An acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

MBbl	Thousand barrels of oil.

Mcf	Thousand cubic feet of natural gas.

Mcfe	Thousand cubic feet of natural gas equivalent, which is determined using the ratio of one barrel of oil, condensate, or natural gas liquids to 6 Mcf of natural gas.

MMBtu	Million British thermal units, which is a heating equivalent measure for natural gas and is an alternate measure of natural gas reserves, as opposed to Mcf, which is strictly a measure of natural gas volumes. Typically, prices quoted for natural gas are designated as price per MMBtu, the same basis on which natural gas is contracted for sale.

MMcf	Million cubic feet of natural gas.

MMcfe	Million cubic feet of natural gas equivalent (see Mcfe).

NGLs	Natural gas liquids.

Producing Well	An exploratory or development well found to be capable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

Proved Developed Oil and Gas Reserves	Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

PV-10 Value	The estimated future net revenues to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs in effect as of a certain date, without escalation and without giving effect to non-property related expenses, such as general and administrative expenses, debt service, future income tax expense, or depreciation, depletion, and amortization.

Prospectus

Senior Notes

We may offer and sell from time to time senior notes. Our subsidiary, Swift Energy Operating, LLC, may guarantee our senior notes. We may offer and sell the senior notes to or through one or more underwriters, dealer and agents, or directly to purchasers, on a continuous or delayed basis.

Each time senior notes are sold, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the senior notes being offered. The supplements may also add, update, or change information contained in this prospectus. You should carefully read this prospectus, and any accompanying prospectus supplement, before you invest in our senior notes.

Our common stock is traded on the New York Stock Exchange under the symbol “SFY.” Our executive offices are located at 16825 Northchase Drive, Suite 400, Houston, Texas 77060.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

May 16, 2007

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus and the applicable prospectus supplement, before making an investment decision.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “Swift Energy,” “we,” or “our” are to Swift Energy Company and its subsidiaries.

Forward-looking statements

Some of the information included in this prospectus and the documents we have incorporated by reference contain forward-looking statements. Forward-looking statements reflect our current views with respect to future events and may be identified by terms such as “believe,” “expect,” “may,” “intend,” “will,” “project,” “budget,” “should” or “anticipate” or other similar words. These statements discuss “forward-looking” information such as other anticipated capital expenditures and budgets; future cash flows and borrowings; pursuit of potential future acquisition or drilling opportunities; and sources of funding for exploration and development.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk factors” and include:

•	volatility in oil and natural gas prices and fluctuation of prices received;

•	disruption of operations and damages due to hurricanes or tropical storms;

•	demand or market available for our oil and natural gas production;

•	production facility constraints;

•	uncertainty of drilling results, reserve estimates and reserve replacement;

•	drilling and operating risks;

•	our level of indebtedness;

•	the strength and financial results of our competitors;

•	the availability of capital on an economic basis to fund reserve replacement costs;

•	uncertainties inherent in estimating quantities of oil and natural gas reserves, projecting future rates of production and the timing of development expenditures;

•	acquisition risks;

•	unexpected substantial variances in capital requirements;

•	environmental matters; and

•	general economic conditions.

Other factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2006.

When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents we have incorporated by reference. We will not update these forward-looking statements unless the securities laws require us to do so.

Where you can find more information

We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may view our reports electronically at the SEC’s Internet site at http://www.sec.gov, or at our own website at http://www.swiftenergy.com.

This prospectus constitutes part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the filed document.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference (excluding any information furnished pursuant to Items 2.02 or 7.01 of any report on Form 8-K) the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities covered by this prospectus:

•	Our annual report on Form 10-K for the year ended December 31, 2006 filed March 1, 2007;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2007, filed May 4, 2007; and

•	Our current report on Form 8-K filed May 11, 2007.

You may request a copy of these filings at no cost, by writing or telephoning:

Director of Investor Relations
16825 Northchase Drive, Suite 400
Houston, Texas 77060
(281) 874-2700

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information provided in this prospectus or incorporated by reference is accurate as of any date other than the date on the front cover or the date of the incorporated material, as applicable.

2

Use of proceeds

We will use the net proceeds from sales of senior notes as set forth in the applicable prospectus supplement.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges:

						Three months
						ended
	Year ended December 31,					March 31,
	2002	2003	2004	2005	2006	2007

Ratio of earnings to fixed charges	1.4x	2.3x	3.8x	6.3x	8.6x	5.3x

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represent income before income taxes from continuing operations before fixed charges.

Description of senior notes

A description of the senior notes will be set forth in the applicable prospectus supplement.

Legal matters

The validity of the offered senior notes will be passed upon for us by Baker & Hostetler LLP, Houston, Texas.

Experts

The consolidated financial statements of Swift Energy Company appearing in Swift Energy Company’s Annual Report (Form 10-K) for the year ended December 31, 2006, and Swift Energy Company management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Information set forth in this prospectus regarding our estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom is based upon estimates of such reserves and present values audited by H.J. Gruy & Associates, Inc., independent petroleum engineers. All such information has been so included on the authority of such firm as experts regarding the matters in its reports.

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